Filed pursuant to General Instruction II.L. of Form F- 10;
File No. 333-257215

Prospectus Supplement

(to Prospectus dated June 28, 2021)

US$6,700,000,000

CANADIAN PACIFIC RAILWAY COMPANY

US$1,500,000,000 1.350% Notes due 2024

US$1,000,000,000 1.750% Notes due 2026

US$1,400,000,000 2.450% Notes due 2031

US$1,000,000,000 3.000% Notes due 2041

US$1,800,000,000 3.100% Notes due 2051

Fully and unconditionally guaranteed by

CANADIAN PACIFIC RAILWAY LIMITED

We are offering US$1,500,000,000 aggregate principal amount of 1.350% notes due 2024 (the “2024 notes”), US$1,000,000,000 aggregate principal amount of 1.750% notes due 2026 (the “2026 notes”), US$1,400,000,000 aggregate principal amount of 2.450% notes due 2031 (the “2031 notes”), US$1,000,000,000 aggregate principal amount of 3.000% notes due 2041 (the “2041 notes”), and US$1,800,000,000 aggregate principal amount of 3.100% notes due 2051 (the “2051 notes” and, together with the 2024 notes, the 2026 notes, the 2031 notes, and the 2041 notes, the “notes”). The 2024 notes will bear interest at a fixed rate of 1.350% per year. The 2026 notes will bear interest at a fixed rate of 1.750% per year. The 2031 notes will bear interest at a fixed rate of 2.450% per year. The 2041 notes will bear interest at a fixed rate of 3.000% per year. The 2051 notes will bear interest at a fixed rate of 3.100% per year. We will pay interest on the notes semi-annually in arrears on June 2 and December 2 of each year, beginning June 2, 2022. The 2024 notes will mature on December 2, 2024. The 2026 notes will mature on December 2, 2026. The 2031 notes will mature on December 2, 2031. The 2041 notes will mature on December 2, 2041. The 2051 notes will mature on December 2, 2051. We may redeem some or all of the notes at any time, at the applicable redemption price as described under the heading “Description of the Notes – Optional Redemption”. We may also redeem all (and not less than all) of the notes if certain changes affecting Canadian withholding taxes occur. The notes do not have the benefit of any sinking fund. We are a wholly-owned subsidiary of Canadian Pacific Railway Limited (“CPRL”). CPRL will fully and unconditionally guarantee the notes on an unsecured basis.

On September 15, 2021, CPRL entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which CPRL agreed to acquire Kansas City Southern (“KCS”) for approximately 262 million CPRL common shares and US$8.4 billion in cash. We intend to use the net proceeds from this offering to indirectly fund the Cash Consideration and Preferred Merger Consideration (each as defined herein), which is anticipated to be approximately US$8.4 billion, and to pay fees and expenses related to this offering and the acquisition of KCS.

This offering of the notes is not conditioned upon the consummation of the Transaction (as defined herein); provided, however, that if we determine in our reasonable judgment that the STB Final Approval (as defined herein) will not be sought or has not or will not be received prior to March 25, 2023 (the “outside date”), then we will be required to redeem all of the outstanding 2031 notes and 2041 notes on the Special Mandatory Redemption Date (as defined herein) at a special mandatory redemption price equal to 101% of the aggregate principal amount of the applicable notes plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date, as described under the heading “Description of the Notes – Special Mandatory Redemption”.

The notes and the related guarantees will be part of our and CPRL’s respective unsecured obligations and rank equally with all of our and CPRL’s existing and future unsecured and unsubordinated indebtedness.

Investing in our notes involves risks. See “Risk Factors” in this prospectus supplement and beginning on page 18 of the accompanying short form base shelf prospectus and in Item 1A. “Risk Factors” of the 2020 Annual Report on Form 10-K (as defined herein), the 2020 MD&A (as defined herein), and the 2021 Interim MD&A (as defined herein), as they may be amended, updated and modified periodically in the reports of CPRL filed with the United States Securities and Exchange Commission and with the securities commissions and similar authorities in each of the provinces of Canada. Furthermore, following consummation of the Transaction, we will also be subject to the risks related to KCS, which are contained in KCS’s Annual Report on Form 10-K dated January 29, 2021 for the year ended December 31, 2020 (the “KCS Annual Report”) and KCS’s Form 10-Q dated October 19, 2021 for the quarterly period ended September 30, 2021 (the “KCS Quarterly Report”), portions of which are incorporated by reference into this prospectus supplement.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada to prepare this prospectus supplement and the accompanying short form base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that these requirements are different from those of the United States. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus is prepared using generally accepted accounting principles in the United States (“GAAP”).

Owning the notes may subject you to tax and other consequences both in the United States and in Canada. You should read the summary tax discussion in this prospectus supplement and the accompanying short form base shelf prospectus. This prospectus supplement and the accompanying short form base shelf prospectus may not describe these tax consequences fully and you should consult your own tax and financial advisors.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus supplement and the accompanying short form base shelf prospectus are residents of Canada, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. Accordingly, there is no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this prospectus supplement. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors” in this prospectus supplement and in the accompanying short form base shelf prospectus, the 2020 Annual Report on Form 10-K and the 2021 Interim MD&A.

	Public offering price(1)	Total		Underwriting commission	Total		Proceeds, before expenses, to us(1)	Total
Per 2024 Note	99.868%	US$	1,498,020,000	0.450%	US$	6,750,000	99.418%	US$	1,491,270,000
Per 2026 Note	99.852%	US$	998,520,000	0.600%	US$	6,000,000	99.252%	US$	992,520,000
Per 2031 Note	99.965%	US$	1,399,510,000	0.650%	US$	9,100,000	99.315%	US$	1,390,410,000
Per 2041 Note	99.478%	US$	994,780,000	0.875%	US$	8,750,000	98.603%	US$	986,030,000
Per 2051 Note	99.284%	US$	1,787,112,000	0.875%	US$	15,750,000	98.409%	US$	1,771,362,000

Note:

(1)	Plus accrued interest from December 2, 2021 if settlement occurs after that date.

The underwriters expect to deliver the notes to purchasers in book-entry form only through the facilities of The Depository Trust Company (“DTC”) and its direct and indirect participants, including Euroclear Bank SA/NV, as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream”), on or about December 2, 2021.

BMO Capital Markets Corp. is an affiliate of a financial institution which is a lender to CPRC (as defined herein) under our US$1.3 billion revolving credit facility, an affiliate of a financial institution which is a lender to CPRC under our $300 million letter of credit facilities and an affiliate of a financial institution which is a lender to CPRC under our US$500 million term credit agreement. The revolving credit facility is also utilized to back-stop outstanding commercial paper. Certain affiliates of the underwriters may also be parties to the commitment letter, dated as of September 15, 2021 (as modified by that certain joinder letter, dated September 29, 2021, the “Bridge Commitment Letter”), by and among Goldman Sachs Lending Partners LLC, Bank of Montreal and the other financial institutions party thereto. Consequently, we may be considered to be a connected issuer of each such underwriter for purposes of securities legislation of the provinces of Canada. See “Underwriting”.

Joint Book-Running Managers

BMO Capital Markets	Goldman Sachs & Co. LLC

Co-Managers

Barclays	CIBC Capital Markets	HSBC
(Joint Bookrunner on the 2041 Notes and 2051 Notes)	(Joint Bookrunner on the 2024 Note and 2026 Notes)	(Joint Bookrunner on the 2024 Notes and 2031 Notes)

Scotiabank		Wells Fargo Securities
(Joint Bookrunner on the 2026 Notes and 2031 Notes)		(Joint Bookrunner on the 2041 Notes and 2051 Notes)
MUFG	ATB Capital Markets	Desjardins Capital Markets	SMBC Nikko

The date of this prospectus supplement is November 17, 2021.

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS

This document is in two parts. The first part, this prospectus supplement, describes the specific terms of the notes we are offering and also adds to and updates certain information contained in the accompanying short form base shelf prospectus and documents incorporated by reference therein. The second part, the short form base shelf prospectus, dated June 28, 2021 (the “short form base shelf prospectus”), gives more general information, some of which may not apply to the notes we are offering under this prospectus supplement.

If the description of the notes varies between this prospectus supplement and the short form base shelf prospectus, you should rely on the information in this prospectus supplement.

We have not, and the underwriters have not, authorized any other person to provide any information other than that contained in or incorporated by reference in this prospectus supplement and the short form base shelf prospectus prepared by or on our behalf to which we have referred you and in any term sheets we authorize and use in connection with the offering of the notes. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the short form base shelf prospectus, as well as information we previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and with the securities commissions and similar authorities in each of the provinces of Canada and incorporated by reference in this prospectus supplement and the short form base shelf prospectus, is accurate as of the date of such information only. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement and the short form base shelf prospectus, unless otherwise specified or the context otherwise requires, references to “Canadian Pacific Railway”, the “Company”, “CPRC”, “us”, “we” or “our” mean Canadian Pacific Railway Company and its subsidiaries and references to “CPRL” refer to our parent corporation, Canadian Pacific Railway Limited and its subsidiaries, as applicable. In the sections entitled “Summary” and “Description of the Notes” in this prospectus supplement and “Description of the Debt Securities and Guarantee” in the short form base shelf prospectus, “Canadian Pacific Railway”, the “Company”, “us”, “we” or “our” mean only Canadian Pacific Railway Company, without any of its subsidiaries.

This prospectus supplement is deemed to be incorporated by reference into the short form base shelf prospectus solely for the purposes of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the short form base shelf prospectus. See “Documents Incorporated by Reference” in this prospectus supplement and in the short form base shelf prospectus.

Unless otherwise indicated, all financial information included and incorporated by reference into this prospectus supplement and the short form base shelf prospectus including in the financial statements of KCS incorporated by reference into this prospectus supplement, is prepared in accordance with GAAP. GAAP differs from International Financing Reporting Standards (“IFRS”) applied by most Canadian reporting issuers. Therefore, the comparative consolidated financial statements incorporated by reference into this prospectus supplement and the short form base shelf prospectus may not be comparable to financial statements prepared in accordance with IFRS.

In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the short form base shelf prospectus.

Certain information in this prospectus supplement has been provided by KCS, including, but not limited to, information pertaining to KCS contained in the CP Special Meeting Circular and the portions of the KCS Annual Report and KCS Quarterly Report incorporated by reference herein. With respect to this information, CPRL, the Company and their respective boards of directors have relied exclusively upon KCS, without independent verification by CPRL or the Company. Although CPRL and the Company do not have any knowledge that would

iii

indicate that such information is untrue or incomplete, neither CPRL, the Company nor any of their respective directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of KCS’s financial statements, or for the failure by KCS to disclose events or information that may affect the completeness or accuracy of the information provided by KCS. For further information regarding KCS, please refer to KCS’s filings with the SEC, which may be obtained on EDGAR at www.sec.gov. Except as otherwise indicated, the information contained in, or that can be accessed through, the SEC’s website is not incorporated in this prospectus supplement.

Prospectus Supplement

Prospectus

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the short form base shelf prospectus and the documents incorporated by reference herein and therein include “forward-looking information” and “forward-looking statements” within the meaning of securities laws, including the “safe harbour” provisions of applicable Canadian securities laws, the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and Section 27A of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). In addition to the cautionary statement below, with respect to forward-looking statements contained in the documents incorporated by reference into this prospectus supplement and the short form base shelf prospectus, prospective purchasers should refer to “Forward-Looking Information” in the 2020 Annual Report on Form 10-K, the 2020 MD&A and the 2021 Interim MD&A, as well as to the advisories section of any documents incorporated by reference into this prospectus supplement and the short form base shelf prospectus that are filed after the date hereof.

All forward-looking information and forward-looking statements (collectively, “forward-looking information”) are based on our and CPRL’s current beliefs as well as assumptions made by and information currently available to us and CPRL. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “financial expectations”, “key assumptions”, “will”, “outlook”, “should”, or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information in or incorporated by reference into this prospectus supplement and the short form base shelf prospectus includes, but is not limited to, statements with respect to: our and CPRL’s defined benefit pension expectations; expected revenue growth, operating ratios, financial expectations, adjusted diluted earnings per share (“EPS”), as well as statements concerning operations, anticipated financial performance, business prospects and strategies, including statements concerning the anticipation that cash flow from operations and various sources of financing will be sufficient to meet debt repayments and obligations in the foreseeable future; statements regarding future payments including income taxes and pension contributions, and capital expenditures; the completion of the transactions contemplated by the Merger Agreement, including the Transaction and the issuance of CPRL common shares, and its anticipated timing; the satisfaction or waiver of conditions to the Transaction and their anticipated timing; the anticipated benefits of the Transaction and the anticipated timing of their achievement; that the Transaction is expected to be accretive to CPRL shareholders; pro forma information relating to CPRL, KCS and the combined company; CPRL’s annual rate of depreciation and amortization; the annualized synergies and EBITDA growth resulting from the Transaction and their anticipated timing; the individual acting as the Trustee (as defined herein) of the Voting Trust (as defined herein); the consideration to be paid to KCS stockholders by CPRL and CPRC, as applicable, and anticipated sources of funding for such consideration; any transaction fees payable in connection with the Transaction; the mechanics of the transactions contemplated by the Merger Agreement; the percentage of CPRL common shares anticipated to be owned by former KCS common stockholders and current CPRL shareholders following the Transaction; the delisting of shares of KCS common stock and the listing of additional CPRL common shares on the Toronto Stock Exchange (the “TSX”) and New York Stock Exchange (the “NYSE”), and their anticipated timing; the future composition and expertise of the CPRL board of directors (the “CPRL Board”) and CPRL senior management; the composition of the committees of the board of directors of the combined company; the expected corporate governance, dividend and compensation practices of the combined company; the expected tenure of certain executives of the combined company; CPRL’s status as a foreign private issuer; the combined company’s ability to successfully achieve strategic objectives; the integration of the respective businesses of CPRL and KCS and the effects and costs of such integration; characteristics of CPRL and the combined company, including its name, total debt, scale, competitive position, market reach, share capital, credit ratings, workforce and dividend policy; the effects of the Transaction on the combined company, including financial and operational growth opportunities, business prospects, revenues, shareholder returns, cost reductions, cash flows, leverage, enhanced margins, earnings per share, and improved operational safety; the receipt of shareholder and regulatory approvals and their anticipated timing; increased efficiency of the combined company’s operations and the associated safety and environmental benefits, including greenhouse gas emission reductions; routes and services provided to customers of the combined company; job creation; decreased transit times; improved sustainability; termination payments under the Merger Agreement; accounting, financial statement, or tax treatment and characterization of the Transaction and related effects; the combined company’s expected access to capital; and the mechanics of the CP Special Meeting (as defined herein).

The forward-looking information contained in this prospectus supplement, the short form base shelf prospectus and the documents incorporated by reference herein is based on current expectations, estimates, projections and assumptions, having regard to our and CPRL’s experience and its perception of historical trends, and includes, but is not limited to, expectations, estimates, projections and assumptions relating to: CPRL’s and KCS’s ability to close the Transaction on the expected terms and timeline; the satisfaction or waiver of the conditions to closing the Transaction on the expected timeline; the combined company’s ability to successfully integrate the businesses of CPRL and KCS; the combined company’s expected access to sufficient capital to pursue any development plans associated with full ownership of KCS; North American and global economic growth; commodity demand growth; sustainable industrial and agricultural production; commodity prices and interest rates; foreign exchange rates; effective tax rates; performance of CPRL’s and KCS’s assets and equipment; sufficiency of CPRL’s budgeted capital expenditures in carrying out CPRL’s business plan; geopolitical conditions; applicable laws, regulations and government policies; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to CPRL and KCS; the anticipated impacts of the COVID-19 pandemic on CPRL’s and KCS’s respective businesses, operating results, cash flows and/or financial condition; and plans to reduce greenhouse gas emissions. Although CPRL and CPRC believe the expectations, estimates, projections and assumptions reflected in the forward-looking information contained in this prospectus supplement are reasonable as of the date hereof, there can be no assurance that they will prove to be correct. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

By its nature, forward-looking information involves numerous inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the timing and closing of the Transaction, and the completion of the combination of CPRL and KCS following receipt of STB Final Approval, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the Transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the Transaction and other disruptions arising from the Transaction; changes in business strategy and strategic opportunities; the actions and decisions of applicable regulatory bodies, including the United States Surface Transportation Board (the “STB”); estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; potential changes in the CPRL common share price, which may negatively impact the value of the consideration offered to KCS common stockholders; the ability of management of CPRL, and its subsidiaries and affiliates to execute key priorities, including those in connection with the Transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; North American and global economic growth; industry capacity; shifts in market demand; changes in commodity prices and commodity demand; uncertainty surrounding timing and volumes of commodities being shipped via CPRL and KCS; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; costs and liabilities associated with the presence of contamination conditions; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; sufficiency of budgeted capital expenditures in carrying out business plans; services and infrastructure; the satisfaction by third parties of their obligations; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; ability to achieve commitments and aspirations relating to reducing greenhouse gas emissions and other climate-related objectives; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of the 50-year concession to Kansas City Southern de México, S.A. de C.V. (“KCSM”), through which KCSM operates a key commercial corridor of the Mexican railroad system; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental responses to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short- and long-term financing; and the pandemic created by the outbreak of COVID-19 and its variants, and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Certain forward-looking information relating to the business of KCS can be found in the portions of the KCS Annual Report and the KCS Quarterly Report incorporated by reference into this prospectus supplement, and is given as of the date of the relevant document setting forth such forward-looking information. For additional information about factors that could cause CPRL’s, KCS’s and the combined company’s results to differ materially from those described in the forward-looking information, please see the section of this prospectus supplement entitled “Risk Factors” as well as reports filed by CPRL and KCS from time to time with securities regulators in Canada and/or the U.S., including any proxy statement, prospectus, material change report, management information circular or registration statement filed in connection with the Transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on forward-looking information cannot be determined with certainty.

Except as required by law, we and CPRL undertake no obligation to update publicly or otherwise revise any forward-looking information contained in this prospectus supplement, or the foregoing assumptions and risks affecting such forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information in this prospectus supplement is expressly qualified in its entirety by these cautionary statements.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that we and CPRL will not achieve predictions, forecasts, projections and other forms of forward-looking information. Current economic conditions render assumptions, although reasonable when made, subject to greater uncertainty. The purpose of CPRL’s expected 2021 Adjusted diluted EPS is to assist readers in understanding CPRL’s expected and targeted financial results, and this information may not be appropriate for other purposes. “Adjusted diluted EPS” referred to above has no standardized meaning prescribed by GAAP and, therefore, may not be comparable to a similar measure presented by other companies. See Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 2020 Annual Report on Form 10-K and “Non-GAAP Measures” in the 2021 Interim MD&A for the definition and further discussion of this non-GAAP measure.

The risks and uncertainties of CPRL’s and KCS’s respective businesses, including those discussed above and in documents incorporated by reference into this prospectus supplement and as described under “Risk Factors” and elsewhere herein, could cause our and CPRL’s actual results and experience to differ materially from the anticipated results or other expectations expressed. In addition, we, CPRL and KCS base forward-looking information and forward-looking statements on assumptions about future events, which, although reasonable when made, may not prove to be accurate.

In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking information and should be aware that events described in the forward-looking information set out in this prospectus supplement, the short form base shelf prospectus and the documents incorporated by reference into this prospectus supplement may not occur.

The forward-looking information in this prospectus supplement is made as of the date hereof, the forward-looking information in the short form base shelf prospectus is made as of the date thereof, and the forward-looking information contained in documents incorporated by reference in this prospectus supplement and the short form base shelf prospectus is made as of the respective dates of such documents.

EXCHANGE RATE INFORMATION

CPRL publishes its consolidated financial statements in Canadian dollars. KCS publishes its consolidated financial statements in U.S. dollars and the financial statements of KCS incorporated by reference into this prospectus supplement are denominated in U.S. dollars. In this prospectus supplement, all references to “$” or “dollar” refer to the Canadian dollar and all references to “US$” or “U.S. dollar” refer to the United States dollar.

The following table sets forth, for each of the periods indicated, the period end daily average exchange rate, the average exchange rate and the high and low daily average exchange rates of one United States dollar in exchange for Canadian dollars as reported by the Bank of Canada.

	Nine months ended September 30		Year ended December 31
	2021 ($)	2020 ($)	2020 ($)	2019 ($)	2018 ($)
High	1.2856	1.4496	1.4496	1.3600	1.3642
Low	1.2040	1.2970	1.2718	1.2988	1.2288
Average	1.2513	1.3541	1.3415	1.3269	1.2957
Period End	1.2741	1.3339	1.2732	1.2988	1.3642

The daily average exchange rate on November 17, 2021, as reported by the Bank of Canada on conversion of United States dollars into Canadian dollars was US$1.00 equals $1.2595.

SUMMARY

The following is a brief summary of some of the terms of this offering and is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this prospectus supplement and the short form base shelf prospectus and in the documents incorporated by reference into the short form base shelf prospectus. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement and “Description of the Debt Securities and Guarantee” in the short form base shelf prospectus.

Issuer	Canadian Pacific Railway Company

Securities Offered	US$1,500,000,000 aggregate principal amount of 1.350% notes due 2024.

US$1,000,000,000 aggregate principal amount of 1.750% notes due 2026.

US$1,400,000,000 aggregate principal amount of 2.450% notes due 2031.

US$1,000,000,000 aggregate principal amount of 3.000% notes due 2041.

US$1,800,000,000 aggregate principal amount of 3.100% notes due 2051.

Interest Rate and Payment Dates	The 2024 notes will bear interest at the fixed rate of 1.350% per year, payable semi-annually in arrears on June 2 and December 2 of each year, beginning June 2, 2022.

The 2026 notes will bear interest at the fixed rate of 1.750% per year, payable semi-annually in arrears on June 2 and December 2 of each year, beginning June 2, 2022.

The 2031 notes will bear interest at the fixed rate of 2.450% per year, payable semi-annually in arrears on June 2 and December 2 of each year, beginning June 2, 2022.

The 2041 notes will bear interest at the fixed rate of 3.000% per year, payable semi-annually in arrears on June 2 and December 2 of each year, beginning June 2, 2022.

The 2051 notes will bear interest at the fixed rate of 3.100% per year, payable semi-annually in arrears on June 2 and December 2 of each year, beginning June 2, 2022.

Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

Maturity Date	December 2, 2024 for the 2024 notes.

December 2, 2026 for the 2026 notes.

December 2, 2031 for the 2031 notes.

December 2, 2041 for the 2041 notes.

December 2, 2051 for the 2051 notes.

Guarantees	CPRL will fully and unconditionally guarantee the notes on an unsecured basis. See “Description of the Notes”.

Ranking

The notes and the related guarantees will be unsecured obligations ranking pari passu with all of our and CPRL’s respective existing and future unsecured and unsubordinated indebtedness. The notes and the related guarantees will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of any of CPRL’s subsidiaries (other than CPRC). See “Description of the Debt Securities and Guarantee — Ranking” in the short form base shelf prospectus.

Special Mandatory Redemption

The offering is not conditioned upon the consummation of the Transaction; however, if we determine in our reasonable judgment that the STB Final Approval will not be sought or has not or will not be received prior to the outside date, then we will be required to redeem all of the outstanding 2031 notes and 2041 notes on the special mandatory redemption date at a special mandatory redemption price equal to 101% of the aggregate principal amount of the applicable notes plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date.

The “special mandatory redemption date” means the date specified in the notice of special mandatory redemption as described under the heading “Description of the Notes — Special Mandatory Redemption”, which date shall be a business day that is no earlier than three days and no later than 30 days from the date of such notice. See “Description of the Notes — Special Mandatory Redemption”.

Optional Redemption

On or after the date that is one year after the date of issuance of the 2024 notes, we may redeem the 2024 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2024 notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. See “Description of the Notes — Optional Redemption”.

Prior to November 2, 2026 (the date that is one month prior to the maturity date of the 2026 notes), we may redeem the 2026 notes, in whole or in part, at our option at any time by paying a “make whole” premium, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. On or after November 2, 2026 (the date that is one month prior to the maturity date of the 2026 notes), we may redeem the 2026 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2026 notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. See “Description of the Notes — Optional Redemption”.

Prior to September 2, 2031 (the date that is three months prior to the maturity date of the 2031 notes), we may redeem the 2031 notes, in whole or in part, at our option at any time by paying a “make whole” premium, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. On or after September 2, 2031 (the date that is three months prior to the maturity date of the 2031 notes), we may redeem the 2031 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2031 notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. See “Description of the Notes — Optional Redemption”.

Prior to June 2, 2041 (the date that is six months prior to the maturity date of the 2041 notes), we may redeem the 2041 notes, in whole or in part, at our option at any time by paying a “make whole” premium, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. On or after June 2, 2041 (the date that is six months prior to the maturity date of the 2041 notes), we may redeem the 2041 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2041 notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. See “Description of the Notes — Optional Redemption”.

Prior to June 2, 2051 (the date that is six months prior to the maturity date of the 2051 notes), we may redeem the 2051 notes, in whole or in part, at our option at any time by paying a “make whole” premium, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. On or after June 2, 2051 (the date that is six months prior to the maturity date of the 2051 notes), we may redeem the 2051 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2051 notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. See “Description of the Notes — Optional Redemption”.

We may also, at our option, redeem in whole, but not in part, all of the applicable notes at the redemption price described in the short form base shelf prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See “Description of the Debt Securities and Guarantee — Description of the U.S. Debt Securities — Tax Redemption” in the short form base shelf prospectus.

Form and Denomination

The notes will be represented by fully registered global securities registered in the name of the nominee of DTC. Beneficial interests in any registered global security will be in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. Except as described under “Description of the Notes” in this prospectus supplement and “Description of the Debt Securities and Guarantee” in the short form base shelf prospectus, notes in definitive form will not be issued.

Change of Control

If a change of control that is accompanied by a downgrade in the rating of the notes such that the notes are no longer investment grade occurs, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase, as described under the heading “Description of the Notes — Change of Control”.

Additional Issues

We may, from time to time, without notice to or the consent of holders of the notes, create and issue additional notes ranking equally with the notes offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes or except for the first payment of interest following the issue date of the new notes). These additional notes may be consolidated and form a single series with the notes offered hereby, and have the same terms as to status, redemption or otherwise as the notes offered hereby; provided that if the additional notes are not fungible with the notes offered hereby for U.S. federal income tax purposes, the additional notes will have a new CUSIP number and a new ISIN number.

Certain Covenants	The U.S. Indenture contains certain covenants that, among other things:

•	limit our ability to create liens; and

•	restrict our ability to consolidate or merge with a third party or transfer all or substantially all of our assets.

These covenants are subject to important exceptions and qualifications which are described under the caption “Description of the Debt Securities and Guarantee” in the short form base shelf prospectus.

Additional Amounts

We will make payments on the notes without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or the interpretation or administration thereof in which case we will withhold such required amounts and, subject to certain exemptions, we will pay such additional amounts as may be necessary (as additional interest) so that the net amount received by non-resident holders of the notes after such withholding or deduction will not be less than the amount that such non-resident holders would have received in the absence of such withholding or deduction. However, no additional amounts will be payable in excess of the additional amounts that would be payable if the holder was a resident of the United States for the purposes of the Canada-U.S. Income Tax Convention (1980), as amended, and fully entitled to the benefits thereof. See “Description of the Debt Securities and Guarantee — Description of the U.S. Debt Securities — Additional Amounts” in the short form base shelf prospectus.

Use of Proceeds

The net proceeds to us from this offering will be approximately US$6.62 billion, after deducting underwriting commissions and estimated expenses of the offering. The net proceeds received by us from the sale of the notes will be used for indirectly financing the

Cash Consideration and Preferred Merger Consideration, which is anticipated to be approximately US$8.4 billion, and to pay fees and expenses related to this offering and the acquisition of KCS. Until utilized for such purposes, the net proceeds may be invested in short term investment grade securities, money market funds or bank deposits. See “Use of Proceeds”.

Governing Law	The notes and the U.S. Indenture are governed by the laws of the State of New York.

Risk Factors	Prospective investors in the notes should consider carefully the matters set forth in the section entitled “Risk Factors” in this prospectus supplement and in the short form base shelf prospectus and the additional risk factors relating to our business that are discussed in the 2020 Annual Report on Form 10-K, the 2020 MD&A and the 2021 Interim MD&A, which risk factors are incorporated by reference into the short form base shelf prospectus. Furthermore, following consummation of the Transaction, we will also be subject to the risks related to KCS, which are contained in the portions of the KCS Annual Report and the KCS Quarterly Report incorporated by reference into this prospectus supplement. See “Documents Incorporated by Reference”.

OUR COMPANY

CPRL is a holding company whose direct and indirect subsidiaries operate railways in North America. CPRL is a publicly-traded corporation whose common shares are listed on the Toronto Stock Exchange (TSX: CP) and the New York Stock Exchange (NYSE: CP).

We are a 100%-owned subsidiary of CPRL. We were incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada and are one of Canada’s oldest corporations. From our inception over 140 years ago, we have developed into a fully integrated and technologically advanced Class 1 railway (a railroad earning a minimum of US$900.0 million in revenues annually as defined by the STB) providing rail and intermodal transportation services over a network of approximately 13,000 miles, directly serving the principal business centres of Canada, from Montreal, Québec to Vancouver, British Columbia and the U.S. Northeast and Midwest regions.

Our and CPRL’s registered and head office is located at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9.

Recent Developments

The Audit and Finance Committee (the “Committee”) of the CPRL Board conducted a review process to consider the selection of CPRL’s independent registered public accounting firm. The Committee considered, among other factors, CPRL’s entry into the Merger Agreement. On November 4, 2021, as a result of the review process, CPRL requested, upon the recommendation and approval of the Committee, that Deloitte LLP (“Deloitte”) resign as its independent registered public accounting firm. Following such request, Deloitte resigned as the independent registered public accounting firm of CPRL. Deloitte’s resignation will be effective upon the completion of its audit of the CPRL’s financial statements for fiscal year ending December 31, 2021. On November 4, 2021, the Committee approved the engagement of Ernst & Young LLP (“EY”) as CPRL’s independent registered public accounting firm for the fiscal year ending December 31, 2022, subject to completion of EY’s standard client acceptance process, including independence procedures and execution of an engagement letter.

The audit report of Deloitte on CPRL’s financial statements as of and for the fiscal years ended December 31, 2020 and 2019 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2020 and 2019, and through November 4, 2021, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused them to make reference thereto in their reports on the financial statements, and no reportable events occurred as set forth in Item 304(a)(1)(v) of SEC’s Regulation S-K.

On November 10, 2021, at the request of the Committee, Deloitte resigned as the auditor of CPRC. Deloitte’s resignation will be effective upon the completion of its audit of CPRC’s financial statements for the fiscal year ending December 31, 2021. On November 10, 2021, CPRL, the sole shareholder of CPRC, considered and approved the appointment of EY as auditor of CPRC for the fiscal year ending December 31, 2022, subject to completion of EY’s standard client acceptance process, including independence procedures and execution of an engagement letter.

Deloitte has not expressed any modified opinion in its audit reports for the period commencing at the beginning of CPRC’s two most recent financial years and ending at November 10, 2021. To the knowledge of the CPRC, no “reportable event” as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators has occurred in connection with the audits for the period commencing at the beginning of CPRC’s two most recent financial years and ending at November 10, 2021.

THE KANSAS CITY SOUTHERN TRANSACTION

Summary of the Transaction

Under the Merger Agreement, by and among, CPRL, Cygnus Merger Sub 1 Corporation, a Delaware corporation and a direct, wholly owned subsidiary of CPRL (“Surviving Merger Sub”), Cygnus Merger Sub 2 Corporation, a Delaware corporation and a direct, wholly owned subsidiary of Surviving Merger Sub (“First Merger Sub”) and KCS, a Delaware corporation, KCS will combine with CPRL in a stock and cash transaction. The Merger Agreement provides, among other things, that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, (1) at the Effective Time (as defined in the Merger Agreement), First Merger Sub will merge with and into KCS (the “First Merger”), with KCS surviving the First Merger as a direct wholly owned subsidiary of Surviving Merger Sub, and (2) immediately following the First Merger at the Second Effective Time (as defined in the Merger Agreement), KCS will merge with and into Surviving Merger Sub (the “Second Merger”), with Surviving Merger Sub surviving the Second Merger as a direct wholly owned subsidiary of CPRL. Immediately following the Second Merger, CPRL and certain subsidiaries of CPRL will be involved in an internal reorganization that will result in Surviving Merger Sub becoming an indirect wholly owned subsidiary of CPRL (the First Merger and the Second Merger are together referred to herein as the “Transaction”).

Immediately following the Second Merger, the following internal transactions will take place in sequential order: (i) CPRL will transfer all of the outstanding shares of capital stock of the Second Surviving Corporation (as defined in the Merger Agreement) to the Company as a capital contribution; (ii) the Company will immediately thereafter transfer all of the capital stock of the Second Surviving Corporation to Cygnus Holding Corp., a Delaware Corporation and an indirect, wholly owned subsidiary of CPRL (“Merger Holdco”) as a capital contribution; (iii) Merger Holdco will immediately thereafter assume any indebtedness of Surviving Merger Sub owing to the Company or its affiliates (being the amount borrowed by Surviving Merger Sub to pay the Cash Consideration and the Preferred Merger Consideration (as defined herein)) in consideration for a non-interest bearing promissory note issued by the Second Surviving Corporation in favour of Merger Holdco, which promissory note will immediately thereafter be transferred to the Second Surviving Corporation as a capital contribution and the promissory note will accordingly be extinguished; and (iv) CPRC will immediately thereafter transfer all of the outstanding shares of capital stock of Merger Holdco to Cygnus Canadian Holding Company Ltd., a Canada Business Corporations Act corporation and an indirect wholly owned subsidiary of CPRL (“Canadian Holdco”) as a capital contribution (collectively, the “Post-Closing Contributions”). Immediately following the Post-Closing Contributions, and as a result thereof, CPRL will directly own the Company which will, in turn, own Canadian Holdco, which will, in turn, own Merger Holdco, which will, in turn, own the Second Surviving Corporation.

Following the closing of the Transaction, all of the outstanding shares of capital stock of Surviving Merger Sub, as the Second Surviving Corporation, will be deposited by Merger Holdco into an independent, irrevocable voting trust (the “Voting Trust”) subject to a voting trust agreement by and among CPRL, Merger Holdco, and Mr. David L. Starling, who is expected to act as trustee of the Voting Trust (the “Trustee”) (the “Voting Trust Transaction”), pending issuance by the STB of a decision, which decision shall become effective and which decision shall not have been stayed or enjoined, that constitutes a final agency action approving, exempting or otherwise authorizing the acquisition of control over KCS’s railroad operations by CPRL and its affiliates, without the imposition of conditions that CPRL, by written notice to the Trustee, has deemed to be unacceptable.

Certain activities of CPRL, KCS and their subsidiaries are regulated by the STB. STB approval or exemption is required for, among other things, CPRL’s (through Merger Holdco) acquisition of control of KCS. Upon the closing of the Transaction, Merger Holdco will establish the Voting Trust. Following the Transaction and pending STB Final Approval or exemption of the Transaction pursuant to 49 U.S.C. § 11323 et seq., all of the outstanding shares of capital stock of the Second Surviving Corporation will be deposited by Merger Holdco into the Voting Trust in accordance with the Voting Trust Agreement. The Trustee will agree to act as voting trustee in respect of the Voting Trust; in such capacity, the Trustee will vote all outstanding shares of capital stock of the Second Surviving Corporation at any time delivered to the Trustee under the Voting Trust Agreement (the “Trust Stock”). Although Merger Holdco will remain the beneficial owner of the Trust Stock, both it and CPRL will be unable to exercise control over KCS while the Trust Stock is held by Trustee. The deposit of the outstanding shares of capital stock of the Second Surviving Corporation into the Voting Trust by Merger Holdco will insulate the Second Surviving Corporation from control by CPRL or Merger Holdco until STB Final Approval has been either obtained (or is otherwise no longer required by law) or denied. The management and board of directors of KCS (the “KCS Board”) will continue to manage the Second Surviving Corporation while its outstanding shares of capital stock are held in the Voting Trust, pursuing its independent business plan and growth strategies.

The Merger Agreement and the transactions contemplated by such agreement were unanimously approved by the respective boards of directors of CPRL and KCS. Under the Merger Agreement, (i) holders of shares of KCS common stock will receive 2.884 CPRL common shares (the “Share Consideration”) and US$90.00 in cash, without interest (the “Cash Consideration”), for each share of KCS common stock (the Share Consideration and the Cash Consideration are together referred to herein as the “Merger Consideration”), and (ii) holders of shares of KCS preferred stock will receive US$37.50 in cash, without interest, for each share of KCS preferred stock (the “Preferred Merger Consideration”). This exchange ratio (the “Exchange Ratio”) is fixed and will not be adjusted for fluctuations in the market price of CPRL common shares or shares of KCS common stock between the date of the Merger Agreement and the closing of the Transaction.

The Merger Consideration and/or the Preferred Merger Consideration will be equitably adjusted in the event of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares involving KCS common stock, KCS preferred stock, or CPRL common shares prior to the Effective Time, to proportionally reflect such change.

At a special meeting of the holders of common shares of CPRL to be held on December 8, 2021 (the “CP Special Meeting”), CPRL shareholders will be asked to approve an ordinary resolution authorizing and approving the issuance by CPRL of such number of CPRL common shares (the “CPRL Shareholder Approval”) as shall be necessary to issue the Share Consideration pursuant to the terms of the Merger Agreement (the “Share Issuance Resolution”). Immediately following the First Merger, based on the number of shares of KCS common stock and CPRL common shares outstanding on September 9, 2021, former KCS common stockholders are expected to own approximately 28 percent of the outstanding CPRL common shares. Following the closing of the Transaction into trust, the shares of KCS common stock will be delisted from the NYSE and deregistered under the U.S. Exchange Act.

CPRL’s acquisition of control over KCS’s railroad operations will occur in two stages. First, the closing of the Transaction into trust is subject to customary closing conditions, including receipt of the CPRL Shareholder Approval, the affirmative vote of the holders of a majority of the outstanding shares of KCS voting stock in favour of the adoption of the Merger Agreement at a special meeting of the stockholders to be held on December 10, 2021 (the “KCS Stockholder Approval”) and certain consents, and is expected to occur by the first quarter of 2022. Upon the closing of the Transaction into trust, KCS stockholders will receive the Merger Consideration and the Preferred Merger Consideration, as applicable. Pending STB Final Approval, KCS’s management and board of directors will continue to steward KCS while it is in trust, pursuing its independent business plan and growth strategies.

Second, following receipt of STB Final Approval and any other required approvals of regulatory authorities, CPRL (through its indirect, wholly owned subsidiary, Merger Holdco) will acquire control of KCS and the two companies will be combined, and Mr. Keith Creel, the current President and Chief Executive Officer of CPRL, will serve as the Chief Executive Officer of the combined company following the Control Date (as defined in the Merger Agreement). STB Final Approval is expected to be received in the second half of 2022. Subject to the approval by CPRL shareholders at the CP Special Meeting of a special resolution of CPRL shareholders approving an amendment to CPRL’s articles to change its name (the “Name Change Amendment Resolution”), which authorization and approval is conditional upon the occurrence of the Control Date, the combined entity will be named “Canadian Pacific Kansas City Limited”. Calgary, Alberta, Canada will be the global headquarters of the combined company.

Benefits of the Transaction

The combined company will create a truly North American continental enterprise with the first U.S.-Mexico-Canada rail network with single-line offerings that will deliver dramatically expanded market reach for CPRL and KCS customers, provide new competitive transportation options, and support North American economic growth. CPRL expects this historic combination to unlock the full potential of both companies’ networks and people while providing industry-best service for its customers.

Together, CPRL and KCS will have the ability to deliver enhanced competition and unsurpassed levels of service, safety and economic efficiency for shippers and communities across the U.S., Mexico and Canada. Joining seamlessly in Kansas City, Missouri, in America’s heartland, CPRL and KCS together will connect customers via single-network transportation offerings between points on CPRL’s system throughout Canada, the U.S. Midwest, and the U.S. Northeast, and points on KCS’s system throughout Mexico and the South Central U.S. The combination is expected to drive single-line efficiencies, enhance competition, foster economic growth across North America and support environmental and sustainability goals. While remaining the smallest of six U.S. Class 1 railroads by revenue, the combined company is expected to be a more competitive network. The combined company is expected to be well-positioned to create long-term value for the shareholders of both companies via strong combined cash flows, enhanced margins and earnings per share accretion.

For additional information on the benefits of the Transaction, see “The Transaction – CP’s Reasons for the Transaction” in the CP Special Meeting Circular, which is incorporated by reference into this prospectus supplement.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately US$6.62 billion, after deducting the underwriting commission and after deducting estimated expenses of the offering of approximately US$8.55 million. The net proceeds received by us from the sale of the notes will be used for indirectly financing the Cash Consideration and Preferred Merger Consideration, which is anticipated to be approximately US$8.4 billion, and to pay fees and expenses related to this offering and the acquisition of KCS. Until utilized for such purposes, the net proceeds may be invested in short term investment grade securities, money market funds or bank deposits.

SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

The following selected unaudited pro forma condensed consolidated financial information has been prepared in accordance with the acquisition method of accounting under GAAP, with CPRL being the accounting acquirer in the acquisition, and has been extracted from the Unaudited Pro Forma Condensed Consolidated Financial Information included in the section “Unaudited Pro Forma Condensed Consolidated Financial Information” in the CP Special Meeting Circular which has been prepared in accordance with Article 11 of the SEC’s Regulation S-X and applicable Canadian securities laws. The selected unaudited pro forma condensed consolidated financial statements of earnings for the nine months ended September 30, 2021 and for the year ended December 31, 2020 have been prepared to give effect to the acquisition as if it occurred on January 1, 2020. The selected unaudited pro forma condensed consolidated balance sheet as at September 30, 2021 has been prepared to give effect to the acquisition as if it had occurred on September 30, 2021.

The following selected pro forma condensed consolidated financial information is based on various adjustments and assumptions and is not necessarily indicative of what the combined company’s consolidated statement of income or consolidated balance sheet actually would have been had the acquisition and other adjustments been completed as of the dates indicated or will be for any future periods.

The selected pro forma condensed consolidated financial information should be read in conjunction with the respective audited consolidated financial statements of CPRL and KCS for the year ended December 31, 2020, including the respective notes thereto, and the respective unaudited interim consolidated financial statements of CPRL and KCS for the nine months ended September 30, 2021, which are incorporated by reference in this prospectus supplement.

The selected pro forma condensed consolidated financial information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed consolidated financial information of the combined company and the accompanying notes appearing in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information” in the CP Special Meeting Circular. The unaudited pro forma condensed consolidated financial information has been presented for illustrative purposes only and is not necessarily indicative of what the combined company’s financial position or result of operations actually would have been had the acquisition been completed as of the dates indicated. Moreover, the selected unaudited pro forma condensed consolidated financial information does not purport to project the future financial position or operating results of the combined company following the completion of the acquisition.

“Acquisition”, in this section, means, together with the Transaction, the acquisition of control of KCS and over KCS’s railroad operations by CPRL (through its wholly owned subsidiary, Merger Holdco) upon termination of the Voting Trust following the Transaction, as permitted once STB Final Approval and approval from other applicable regulatory authorities are obtained.

(in millions of Canadian dollars, except per share data)	For the nine months ended September 30, 2021	For the year ended December 31, 2020

Revenues	$8,707	$11,242
Operating income	3,577	4,117
Income before income tax expense	3,134	3,830
Net income	2,333	2,911
Net income attributable to controlling shareholders	2,331	2,908
Basic earnings per share	$2.51	$3.09
Diluted earnings per share	$2.50	$3.09

(in millions of Canadian dollars)	As at September 30, 2021

Total assets	$68,436
Total indebtedness (1)	25,970
Net assets (2)	33,029
Share capital	25,259

Notes:

(1)	Comprises: Bridge Facility (as defined herein) ($10,516 million), Long-term debt maturing within one year ($1,943 million) and Long-term debt ($13,511 million).
(2)	Net assets is calculated as total assets less total liabilities.

PRO FORMA CONSOLIDATED CAPITALIZATION

The following table summarizes CPRL’s cash and cash equivalents, long-term liabilities and consolidated equity and debt capitalization at September 30, 2021, and as adjusted to give effect to: (i) the issuance of the notes offered by this prospectus supplement and the application of the proceeds of the sale of the notes as described under “Use of Proceeds”; (ii) the issuance by CPRC of $1.0 billion aggregate principal amount of 1.589% notes due on November 24, 2023 and $1.2 billion aggregate principal amount of 2.540% notes due on February 28, 2028 and the application of the net proceeds therefrom (the “2021 Canadian Debt Offerings”); and (iii) closing of the Transaction. This table should be read in conjunction with the 2021 Interim Financial Statements (as defined herein) and the CP Special Meeting Circular, including the interim financial statements of KCS contained in the KCS Quarterly Report, portions of which are incorporated by reference herein.

	As at September 30, 2021
	Actual	As Adjusted
	(millions of dollars, except share data)
Cash and cash equivalents	$210	$694
Long-term debt maturing within one year	1,932	1,943
Long-term liabilities(1)
Pension and other benefit liabilities	825	848
Deferred income taxes	3,918	5,325
Other long-term liabilities	522	776
Long-term debt	8,036	13,511
Notes anticipated to be offered to fund the Cash Consideration, Preferred Merger consideration and transaction expenses	—	10,401

Total long-term liabilities and long-term debt maturing within one year	15,233	32,804

Total debt	$9,968	$25,855

Shareholders’ equity:
CPRL common shares (approximately, in millions)(2)	666.9	929.3
Share capital	$2,008	$25,259
Additional paid-in capital	68	68
Accumulated other comprehensive loss	(2,643)	(2,643)
Retained earnings	10,035	9,928

Total shareholders’ equity	9,468	32,612
Non-controlling interest	—	417

Total equity	9,468	33,029

Total capitalization	$19,436	$58,884

Notes:

(1)

As part of the Transaction, CPRL will indirectly assume approximately US$3.8 billion of KCS’s outstanding debt. Following the closing of the Transaction into trust, CPRL expects that its total outstanding debt will be approximately US$20.0 billion. The pro forma number for existing debt has been converted to Canadian dollars using the daily average exchange rate as reported by the Bank of Canada of US$1.00 = $1.2741 at September 30, 2021. The pro forma number for incremental debt has been converted to Canadian dollars using the daily average exchange rate as reported by the Bank of Canada of US$1.00 = $1.2372 at October 14, 2021.

(2)

At the close of business on November 1, 2021, there were 666,977,337 CPRL common shares issued and outstanding. The pro forma number of shares at September 30, 2021 reflects 262,400,000 additional shares issued upon closing of the Transaction based on KCS instruments outstanding at that date. CPRL expects to issue (at the direction of Surviving Merger Sub and on behalf of Surviving Merger Sub) up to approximately 264,723,997 CPRL common shares from treasury to satisfy the Share Consideration.

PRO FORMA EARNINGS COVERAGE RATIOS

The pro forma earnings coverage ratios set out below have been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements. These ratios do not purport to be indicative of earnings coverage ratios for any future periods.

The following consolidated pro forma earnings coverage ratios for CPRC and CPRL have been calculated for the 12-month period ended December 31, 2020 based on audited financial information and for the 12-month period ended September 30, 2021 based on unaudited financial information, as applicable, in each case as adjusted to reflect the unaudited pro forma condensed consolidated financial information incorporated by reference in this prospectus supplement, and give effect to: (i) the issuance of the notes offered by this prospectus supplement and the use of proceeds therefrom as described under “Use of Proceeds” as though it had occurred at the beginning of such period; (ii) the 2021 Canadian Debt Offerings, in each case as though the 2021 Canadian Debt Offerings had occurred at the beginning of such period; and (iii) the closing of the Transaction as though it had occurred at the beginning of such period. The pro forma earnings coverage ratios refer to the ratio of CPRC’s and CPRL’s, as applicable: (i) consolidated net income attributable to holders of common shares of CPRC and CPRL before borrowing costs and income taxes, and (ii) borrowing costs (as adjusted to give effect to the issuance of notes offered by this prospectus supplement, the 2021 Canadian Debt Offerings and the Transaction).

CPRC’s borrowing costs, after giving effect to the issue of the notes, the 2021 Canadian Debt Offerings and the Transaction amounted to $900 million for the 12-months ended December 31, 2020 and $854 million for the 12-month period ended September 30, 2021. CPRC’s consolidated net income attributable to the holder of common shares before borrowing costs and income tax for the 12-months then ended was $4,075 million and $5,383 million, which is 4.5 times and 6.3 times CPRC’s borrowing cost requirements for those periods.

CPRL’s borrowing costs, after giving effect to the issue of the notes, the 2021 Canadian Debt Offerings and the Transaction amounted to $900 million for the 12-months ended December 31, 2020 and $854 million for the 12-month period ended September 30, 2021. CPRL’s consolidated net income attributable to holders of common shares before borrowing costs and income tax for the 12-months then ended was $4,920 million and $5,383 million, which is 5.5 times and 6.3 times CPRL’s borrowing cost requirements for those periods.

Earnings Coverage on Long-Term Debt(1) Twelve Month Period Ended
	December 31, 2020	September 30, 2021

CPRC	4.5 x	6.3 x

CPRL	5.5 x	6.3 x

Note:

(1)	Earnings coverage is equal to income before interest expense and income tax expense, divided by interest expense on all debt plus the amount of interest that has been capitalized during the period.

RISK FACTORS

An investment in the notes offered hereby involves certain risks. In addition to the other information contained in this prospectus supplement and in the section entitled “Risk Factors” in the short form base shelf prospectus and in the section entitled “Risk Factors” in the 2020 Annual Report on Form 10-K, which section is incorporated by reference into this prospectus supplement and in the short form base shelf prospectus, prospective investors should carefully consider the following factors in evaluating CPRC and its business before making an investment in the notes. Furthermore, following consummation of the Transaction, we will also be subject to the risks related to KCS, which are contained in the portions of the KCS Annual Report and the KCS Quarterly Report incorporated by reference into this prospectus supplement. See “Documents Incorporated by Reference”.

Risks Related to the Transaction

The Transaction is subject to various closing conditions, including regulatory and shareholder/stockholder approvals as well as other uncertainties, and there can be no assurances as to whether and when the Transaction may close.

The closing of the Transaction is subject to the satisfaction or waiver of a number of conditions specified in the Merger Agreement, and it is possible that such conditions may prevent, delay or otherwise materially adversely affect the closing of the Transaction. These conditions include, among other things: (1) receipt of the CPRL Shareholder Approval; (2) receipt of the KCS Stockholder Approval; (3) effectiveness of the Form F-4 (of which the proxy statement/prospectus forms a part) in accordance with the provisions of the U.S. Securities Act and no stop order suspending the effectiveness of the Form F-4 having been issued and remaining in effect and no proceeding to that effect having been commenced; (4) the absence of any injunction or similar order prohibiting or making illegal the closing of the Transaction or the Voting Trust Transaction; (5) approval by by the Comisión Federal de Competencia Económica (the Mexican Antitrust Commission) (“COFECE”) and the Instituto Federal de Telecomunicaciones (the Mexican Federal Telecommunications Institute) (the “IFT”) of the transactions contemplated by the Merger Agreement; (6) the CPRL common shares issuable in the First Merger having been approved for listing on the TSX, subject to customary listing requirements and the NYSE, subject to official notice of issuance; (7) the accuracy of each party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement; (8) compliance by each party in all material respects with such party’s obligations under the Merger Agreement; and (9) with respect to CPRL, the absence of a Company Material Adverse Effect, and with respect to KCS, the absence of a Parent Material Adverse Effect (as such terms are defined in the Merger Agreement).

The governmental authorities from which authorizations are required have broad discretion in administering the governing laws and regulations, and may take into account various facts and circumstances in their consideration of the transactions contemplated by the Merger Agreement. These governmental authorities may initiate proceedings or otherwise seek to prevent the Transaction. As a condition to authorization of the transactions contemplated by the Merger Agreement, these governmental authorities also may impose requirements, limitations or costs, require divestitures or place restrictions on the conduct of CPRL’s business after the combination of CPRL and KCS following receipt of STB Final Approval.

CPRL cannot provide any assurance that all required consents and approvals will be obtained or that all closing conditions will otherwise be satisfied (or waived, if applicable), and, if all required consents and approvals are obtained and all closing conditions are satisfied (or waived, if applicable), CPRL cannot provide any assurance as to the terms, conditions and timing of such consents and approvals or the timing of the closing of the Transaction. Many of the conditions to the closing of the Transaction are not within either CPRL’s or KCS’s control, and neither company can predict when or if these conditions will be satisfied (or waived, if applicable). Any delay in closing the Transaction could cause CPRL not to realize some or all of the benefits that CPRL expects to achieve if the Transaction successfully closes within the expected timeframe.

In order to close the Transaction, CPRL and KCS must obtain certain governmental approvals, and if such approvals are not granted or are granted with conditions that become applicable to the parties, the closing of the Transaction may be delayed, jeopardized or prevented and the anticipated benefits of the Transaction could be reduced.

No assurance can be given that the required consents, orders and approvals will be obtained or that the required conditions to the closing of the Transaction will be satisfied (or waived, if applicable). Even if all such consents, orders and approvals are obtained and such conditions are satisfied (or waived, if applicable), no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals. For example, these consents, orders and approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of CPRL and KCS or may impose requirements, limitations or costs or place restrictions on the conduct of CPRL’s or KCS’s respective businesses, and if such consents, orders and approvals require an extended period of time to be obtained, such extended period of time could increase the chance that an adverse event occurs with respect to CPRL or KCS. Such extended period of time also may increase the chance that other adverse effects with respect to CPRL or KCS could occur, such as the loss of key personnel. Even if all necessary approvals are obtained, no assurance can be given as to the terms, conditions and timing of such approvals.

The CP Special Meeting may take place before all of the required regulatory approvals have been obtained and before all conditions to such approvals, if any, are known. Notwithstanding the foregoing, if the (i) Share Issuance Resolution; and (ii) a special resolution of CPRL shareholders authorizing and approving an amendment to CPRL’s to change its name to “Canadian Pacific Kansas City Limited”, which authorization and approval is conditional upon the occurrence of the Control Date, CPRL may not be required to seek further approval of CPRL shareholders.

After CPRL’s combination with KCS following receipt of STB Final Approval, CPRL may fail to realize projected benefits and cost savings of the combination, which could adversely affect the value of CPRL common shares.

CPRL and KCS have operated and, until the receipt of STB Final Approval, will continue to operate (even while the Voting Trust is in effect), independently. The success of CPRL’s combination with KCS will depend, in part, on CPRL’s ability to realize the anticipated benefits and synergies from combining the businesses of CPRL and KCS following the Control Date, including operational and other synergies that CPRL believes the combined company will achieve. The anticipated benefits and synergies of CPRL’s combination with KCS may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that CPRL does not currently foresee. Some of the assumptions that CPRL has made, such as the achievement of operating synergies, may not be realized. The integration process may, for CPRL and KCS, result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies. There could be potential unknown liabilities and unforeseen expenses associated with the Transaction that were not discovered in the course of performing due diligence. Coordinating certain aspects of the operations and personnel of CPRL with KCS after the combination of CPRL and KCS following receipt of STB Final Approval will involve complex operational, technological and personnel-related challenges, which may be made more difficult in light of the COVID-19 pandemic. Additionally, the integration of CPRL and KCS will require significant time and focus from management following the combination which may disrupt the business of the combined company.

The announcement and pendency of the Transaction could adversely affect CPRL’s business, results of operations and financial condition.

The announcement and pendency of the Transaction could cause disruptions in and create uncertainty surrounding CPRL’s business, including affecting CPRL’s relationships with its existing and future customers, suppliers and employees, which could have an adverse effect on CPRL’s business, results of operations and financial condition, whether or not the Transaction is completed. In particular, CPRL could potentially lose important personnel as a result of the departure of employees who decide to pursue other opportunities in light of the Transaction. CPRL could also potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. The attention of CPRL’s management may be directed towards the closing of the Transaction, including obtaining regulatory approvals and other Transaction-related considerations, and may be diverted from the day-to-day business operations of CPRL and matters related to the Transaction may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to CPRL. Additionally, the Merger Agreement requires each party to obtain the other party’s consent prior to taking certain specified actions while the Transaction is pending. These restrictions may prevent CPRL from pursuing otherwise attractive business opportunities prior to the closing of the Transaction. Any of these matters could adversely affect the businesses of, or harm the results of operations, financial condition or cash flows of CPRL and its ability to make payments of principal and interest on its indebtedness, including on the notes.

If the Transaction does not close, the price of CPRL common shares may fall to the extent that the current prices of CPRL common shares reflect a market assumption that the Transaction will close. In addition, the failure to close the Transaction may result in negative publicity or a negative impression of CPRL in the investment community and may affect CPRL’s relationship with employees, customers, suppliers and other partners in the business community.

CPRL and KCS will incur substantial transaction fees and costs in connection with the Transaction.

CPRL and KCS have incurred and expect to incur additional material non-recurring expenses in connection with the transactions contemplated by the Merger Agreement, including costs relating to obtaining required approvals and, in the case of KCS, compensation payments to its executives triggered by the change in control of KCS as a result of the Transaction. CPRL and KCS have incurred significant financial services, accounting, tax and legal fees in connection with the process of negotiating and evaluating the terms of the Transaction. Additional significant unanticipated costs may be incurred in the course of coordinating and combining the businesses of CPRL and KCS following receipt of STB Final Approval. Even if the Transaction does not close, CPRL and CPRC, as applicable, and KCS will need to pay certain costs relating to the Transaction incurred prior to the date the Transaction was abandoned, such as financial advisory, accounting, tax, legal, filing and printing fees. Such costs may be significant and could have an adverse effect on the parties’ future results of operations, cash flows and financial condition. In addition to its own fees and expenses, if the Merger Agreement is terminated under specified circumstances, CPRL will be required to pay either US$700.0 million or US$1.0 billion to KCS, depending on the reason for the termination. In addition to its own fees and expenses, if the Merger Agreement is terminated under specified circumstances, KCS will be required to pay to CPRL a US$700.0 million termination payment and/or US$700.0 million in cash in return of such amount remitted by CPRL to KCS (the “CN Termination Amount Refund”) in connection with the termination of the Agreement and Plan of Merger, dated as of May 21, 2021, by and among Canadian National Railway Company, Brooklyn Merger Sub, Inc. and KCS (the “CN Agreement”), of the Company Termination Fee (as defined in the CN Agreement).

Significant demands will be placed on CPRL and KCS as a result of the combination of the two companies.

As a result of the combination of CPRL and KCS following receipt of STB Final Approval significant demands will be placed on the managerial, operational and financial personnel and systems of CPRL and KCS. CPRL and KCS cannot assure you that their respective systems, procedures and controls will be adequate to support the expansion of operations following and resulting from the combination of the two companies. The future operating results of the combined company will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and expand its operational and financial controls and reporting systems in response to the Transaction.

The unaudited pro forma condensed consolidated financial information of CPRL and KCS is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the combined company following the combination of CPRL and KCS following receipt of STB Final Approval.

The unaudited pro forma condensed consolidated financial information included in the CP Special Meeting Circular has been prepared using the consolidated historical financial statements of CPRL and KCS, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the combined company after the combination of CPRL and KCS following receipt of STB Final Approval. In addition, the unaudited pro forma condensed consolidated financial information included in the CP Special Meeting Circular is based in part on certain assumptions regarding the Transaction. These assumptions may not prove to be accurate, and other factors may affect the combined company’s results of operations or financial condition following the combination of CPRL and KCS following receipt of STB Final Approval. Accordingly, the historical information incorporated by reference in CP Special Meeting Circular and unaudited pro forma condensed consolidated financial information included in the CP Special Meeting Circular do not necessarily represent the combined company’s results of operations and financial condition had CPRL and KCS operated as a combined entity during the periods presented, or of the combined company’s results of operations and financial condition after the combination of CPRL and KCS following receipt of STB Final Approval. The combined company’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

In preparing the unaudited pro forma condensed consolidated financial information contained in the CP Special Meeting Circular, CPRL has given effect to, among other items, the combination of CPRL and KCS following receipt of STB Final Approval, the payment of the Merger Consideration and the Preferred Merger Consideration and the indebtedness of CPRL on a consolidated basis after giving effect to the combination of CPRL and KCS following receipt of STB Final Approval, including the indebtedness of KCS. The unaudited pro forma condensed consolidated financial information may not reflect all of the costs that are expected to be incurred by CPRL and KCS in connection with the Transaction.

The substantial additional indebtedness that CPRL will incur in connection with the Transaction could adversely affect CPRL’s (and following consummation of the Transaction, the combined company’s) financial position, including by decreasing its business flexibility, ability to satisfy its debt obligations (including the notes), and credit rating.

After the combination of CPRL and KCS following receipt of STB Final Approval, the combined company will have substantially increased borrowings compared to CPRL’s historical level of borrowings. CPRL’s consolidated borrowings were approximately $10.0 billion (US$7.8 billion converted at the Bank of Canada exchange rate on September 30, 2021) as at September 30, 2021. The combined company’s pro forma borrowings as at September 30, 2021, if the acquisition of KCS had been completed on that same date, would have been approximately US$20.1 billion, of which US$9.0 billion would have been at variable rates of interest when assuming borrowings for the Transaction are made under the unsecured 364-day bridge facility (the “Bridge Facility”) provided by Goldman Sachs Lending Partners LLC, Bank of Montreal and other parties to CPRL and CPRC, in an aggregate principal amount of US$8.5 billion to bridge the debt financing required to fund the cash component of the Cash Consideration and the Preferred Merger Consideration, and pay transaction fees and expenses associated with the Transaction under the Bridge Commitment Letter.

CPRL and CPRC, as applicable, expect to incur approximately US$12.3 billion of additional debt in connection with the Transaction relative to debt balances outstanding as at September 30, 2021, as a result of obtaining financing to close the Transaction and refinancing of debt assumed in the Transaction as required. Also, in connection with the Transaction, the existing indebtedness of KCS is expected to remain outstanding to the extent the Transaction closes into the Voting Trust. This increased level of borrowings could have the effect, among other things, of reducing CPRL’s liquidity and the combined company’s flexibility to respond to changing business and economic conditions. Also, the combined company’s ability to make payments of principal and interest on its indebtedness (including on the notes) will depend upon its future performance, which will be subject to general economic, financial and business conditions, sufficient cash flow from KCS during the period in which it is in the Voting Trust, the implementation of the integration with KCS and other factors affecting its operations, many of which will be beyond the combined company’s control.

Accordingly, the amount of cash required to service the combined company’s increased borrowing levels and increased aggregate dividends after the combination of CPRL and KCS following receipt of STB Final Approval and thus the demands on the combined company’s cash resources, will be greater than the amount of cash flows required to service CPRL’s borrowings and pay dividends prior to the combination. If CPRL completes the acquisition of KCS and obtains control of KCS but CPRL does not achieve the expected benefits and cost savings from the acquisition, or if the financial performance of the combined company does not meet current expectations, then CPRL’s ability to service CPRL’s indebtedness (including the notes) may be adversely impacted. The increased levels of borrowings and dividends after the combination of CPRL and KCS following receipt of STB Final Approval could also reduce funds available for the combined company’s investments in research and development and capital expenditures and other activities and may create competitive disadvantages for the combined company relative to other companies with lower debt levels.

The agreements that will govern CPRL’s indebtedness that would be incurred in connection with the acquisition of KCS may contain various affirmative and negative covenants that may, subject to certain customary exceptions, restrict the combined company’s ability to, among other things, create liens over its property, change its line of business and/or merge or consolidate with any other person or sell or convey certain of its assets to another person. In addition, some of the agreements that will govern the combined company’s new debt financings may contain financial covenants that will require it to maintain certain financial ratios. Various risks, uncertainties and events beyond the combined company’s control could affect its ability to comply with these covenants and failure to comply with them could result in an event of default, which, if not cured or waived, could accelerate repayment obligations. Under these circumstances, the combined company may not have sufficient funds or other resources to satisfy all of its obligations, including its obligations to make payments of principal and interest on the notes.

CPRL’s credit ratings impact the cost and availability of future borrowings and, accordingly, CPRL’s cost of capital. CPRL’s credit ratings reflect each credit rating organization’s opinion of CPRL’s financial and business strength, operating performance and ability to meet CPRL’s debt obligations. If any of CPRL’s credit ratings are reduced, CPRL may not be able to sell additional debt securities, borrow money, refinance the transaction facilities if drawn or establish alternatives to the transaction facilities in the amounts, at the times or interest rates or upon the more favourable terms and conditions that might be available if CPRL’s current credit ratings are maintained.

In addition, future borrowings under circumstances in which the combined company’s debt is rated below investment grade may contain further restrictions that impose significant restrictions on the way the combined company operates after the combination of CPRL and KCS following receipt of STB Final Approval.

CPRL may waive one or more of the closing conditions without re-soliciting shareholder approval.

Certain conditions to CPRL’s obligations to close the Transaction may be waived, in whole or in part, to the extent legally permissible, either unilaterally or by agreement of CPRL and KCS. In the event that any such waiver does not require re-solicitation of CPRL’s shareholders or an amendment to the CP Special Meeting Circular or any re-solicitation of proxies, as applicable, the parties will have the discretion to close the Transaction without seeking further approval of CPRL shareholders.

The opinions of CPRL’s financial advisors rendered to the CPRL Board do not reflect changes in circumstances between the signing of the Merger Agreement and the closing of the Transaction.

The CPRL Board has received the written opinions from BMO Nesbitt Burns Inc., Goldman Sachs & Co. LLC together with Goldman Sachs Canada Inc., and Evercore Group L.L.C. (together, the “CPRL Fairness Opinions”), but has not obtained updated opinions as of the date of this prospectus supplement. Changes in the operations and prospects of CPRL or KCS, general market and economic conditions and other factors that may be beyond the control of CPRL or KCS, and on which the forecasts and assumptions used by CPRL’s financial advisors in connection with rendering the CPRL Fairness Opinions may have been based, may significantly alter the value of CPRL or KCS or the prices of the CPRL common shares or of the shares of KCS common stock by the time the Transaction closes. The CPRL Fairness Opinions do not speak as of the time the Transaction will close or as of any date other than the date of such opinions and the CPRL Board does not anticipate asking its financial advisors to update the CPRL Fairness Opinions.

While the Transaction is pending and during the pendency of the Voting Trust, CPRL is subject to business uncertainties and contractual restrictions that could materially adversely affect CPRL’s operating results, financial position and/or cash flows or result in a loss of employees, suppliers, vendors or customers.

The Merger Agreement generally requires CPRL to use commercially reasonable efforts to conduct its business in all material respects in the ordinary course prior to the Effective Time, in the event the Merger Agreement is not earlier terminated. In addition, the Merger Agreement includes a variety of specified restrictions on the conduct of CPRL’s business, which, in the event the Merger Agreement is not earlier terminated, expire on the Effective Time. Among other things and subject to the other terms of the Merger Agreement and certain other exceptions and limitations, CPRL may not, outside of the ordinary course of business, issue additional CPRL common shares or dispose of material portions of its businesses or assets. CPRL may find that these and other contractual restrictions in the Merger Agreement delay or prevent CPRL from making certain changes, or limit its ability to make certain changes, during such period, even if CPRL’s management believes that making certain changes may be advisable. The pendency of the Transaction may also divert management’s attention and CPRL’s resources from ongoing business and operations.

During the period in which KCS is in the Voting Trust, its existing revolving credit agreement will remain in place, which includes certain limitations on dividends and distributions to its shareholders, including Merger Holdco at such time. Such limitations may restrict the combined company from receiving the full benefit of the cash generated by KCS during such period.

CPRL’s employees, suppliers, vendors or customers may experience uncertainties about the effects of the Transaction. It is possible that some employees, suppliers, vendors or customers and other parties with whom CPRL has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationship with CPRL as a result of the proposed acquisition. Similarly, current and prospective employees may experience uncertainty about their future roles with CPRL following completion of the Transaction, which may materially adversely affect CPRL’s ability to attract and retain key employees. If any of these effects were to occur, it could materially and adversely impact CPRL’s operating results, financial position, cash flows and/or its ability to make payments of principal and interest on its indebtedness, including on the notes.

CPRL’s combination with KCS is subject to final approval by the STB, and there can be no assurance as to whether and when it may be approved or if such approval will be granted with conditions applicable to the parties; accordingly, CPRL’s combination with KCS may be delayed, jeopardized or prevented entirely and the anticipated benefits of the combination could be reduced.

Although the STB has approved the proposed Voting Trust Agreement, there can be no assurance that third parties will not ask the STB to reconsider that approval. The STB also has the authority to impose conditions on its approval of a control transaction to alleviate competitive or other concerns, and, if such conditions are imposed, the anticipated benefits of the combination of CPRL and KCS might be reduced. There is no assurance that the STB Final Approval will be obtained or obtained on terms acceptable to CPRL. In addition, under existing law, railroad competitors of CPRL and KCS and other interested parties may intervene to oppose the STB application or seek protective conditions in the event approval by the STB is granted, which might delay the approval process or reduce the anticipated benefits of the combination of CPRL and KCS. Furthermore, if the STB does not provide STB Final Approval or imposes conditions on its approval in a final order, and CPRL and KCS decide to appeal such final order from the STB, any such appeal might not be resolved for a substantial period of time after the entry of such order by the STB.

If either (i) the STB Final Approval has not been obtained by December 31, 2023 or (ii) the STB has, by a final and non-appealable order, refused to provide the STB Final Approval, CPRL would be required to dispose of its initial investment in KCS. Similarly, if the STB imposes onerous conditions on the STB Final Approval, CPRL may choose to dispose of its initial investment in KCS rather than agreeing to the conditions imposed by the STB. In either case, CPRL (through Merger Holdco) would be obligated under the Voting Trust Agreement to directly or indirectly divest of the Trust Stock in a manner that is acceptable to the STB. CPRL and KCS expect that, in case of a divestiture, the market and divestiture alternatives for the Trust Stock might be limited, and such a disposition could cause CPRL to incur significant losses and expenses in connection with the Transaction, which could have a significant adverse impact on the business and financial condition of CPRL.

Failure by KCS to successfully execute its business strategy and objectives may materially adversely affect the future results of the combined company and, consequently, its ability to make payments of principal and interest on its indebtedness, including on the notes.

The success of the combination of CPRL and KCS will depend, in part, on the ability of KCS to successfully execute its business strategy, including making deliveries in a safe and reliable manner, minimizing service interruptions and investing in its infrastructure to maintain its rail system and serve its customer base. These objectives are capital intensive. Furthermore, KCS’s business strategy, operations and plans for growth and expansion rely significantly on agreements with other railroads and third parties, including joint ventures and other strategic alliances, as well as interchange, trackage rights, haulage rights and marketing agreements with other railroads and third parties that enable KCS to exchange traffic and utilize trackage that it does not own. KCS’s ability to provide comprehensive rail service to its customers depends in large part upon its ability to maintain these agreements with other railroads and third parties, and upon the performance of the obligations under the agreements by the other railroads and third parties. The termination of, or the failure to renew, these agreements could have a Material Adverse Effect (as defined in the Merger Agreement) on KCS’s consolidated financial statements and interfere with its business strategy, operations and plans for growth. If KCS is not able to achieve its business strategy, is not able to achieve its business strategy on a timely basis, or otherwise fails to perform in accordance with CPRL’s expectations, the anticipated benefits of the combination of CPRL and KCS may not be realized fully or at all, and the combination may materially adversely affect the results of operations, financial condition and prospects of the combined company and, consequently, its ability to make payments of principal and interest on its indebtedness, including on the notes.

Failure to complete the transactions contemplated by the Merger Agreement could negatively impact CPRL’s future business and financial results, and its ability to make payments of principal and interest on its indebtedness, including on the notes.

If the transactions contemplated by the Merger Agreement are not completed for any reason, including as a result of the failure to obtain the CPRL Shareholder Approval or the KCS Stockholder Approval, CPRL’s ongoing business may be materially and adversely affected and CPRL would be subject to a number of risks, including the following:

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CPRL may experience negative reactions from the financial markets, including negative impacts on trading prices of CPRL common shares, and from CPRL’s employees, suppliers, vendors, regulators or customers;

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CPRL will be required to pay KCS a termination payment, in consideration for the disposition by KCS of its contractual rights under the Merger Agreement, of (i) US$1 billion upon termination of the Merger Agreement if certain regulatory approvals are not obtained; or (ii) US$700.0 million upon termination of the Merger Agreement, if the Merger Agreement is terminated under other specified circumstances, including if the CPRL Board effects a Change of Recommendation (as defined in the Merger Agreement) or CPRL terminates the Merger Agreement in order to enter into an agreement providing for a Qualifying Transaction (as defined in the Merger Agreement) in respect of CPRL following the termination of the Merger Agreement;

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the Merger Agreement places certain restrictions on the conduct of CPRL’s business, and such restrictions, the waiver of which is subject to the consent of KCS, may prevent CPRL from making certain material acquisitions, entering into or amending certain contracts, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the Transaction or, with respect to certain actions prior to the Control Date, that CPRL would have made, taken or pursued if these restrictions were not in place; and

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matters relating to the Transaction (including integration planning) will require substantial commitments of time and resources by CPRL’s management and the expenditure of significant funds in the form of fees and expenses, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to CPRL as an independent company.

In addition, CPRL could be subject to litigation related to any failure to complete the acquisition or related to any proceeding to specifically enforce CPRL’s performance obligations under the Merger Agreement.

If any of these risks materialize, they may materially and adversely affect CPRL’s business, financial condition, financial results and stock prices.

Except in specified circumstances, if the Effective Time has not occurred by the End Date (as defined herein) either CPRL or KCS may choose not to proceed with the Transaction.

Either CPRL or KCS may terminate the Merger Agreement if the Effective Time has not occurred by February 21, 2022 (the “End Date”), provided, that to the extent the condition to obtain the authorizations required to be obtained from COFECE and the IFT with respect to the transactions contemplated by the Merger Agreement has not been satisfied or waived on or prior to February 21, 2022, but all other conditions to closing have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the closing), the End Date will be automatically extended to May 21, 2022. However, this right to terminate the Merger Agreement will not be available to CPRL or KCS if such party has breached in any material respect its obligations under the Merger Agreement in any manner that has been the primary cause of the failure to close the Transaction on or before the End Date.

CPRL may lose its status as a “foreign private issuer” in the U.S. following the closing of the Transaction or upon the completion of the combination of CPRL and KCS following receipt of STB Final Approval, which could result in additional costs and expenses.

There is a possibility that as a result of the Transaction, after the Control Date CPRL may no longer qualify as a foreign private issuer under applicable U.S. securities laws.

If CPRL determines that it no longer qualifies as a foreign private issuer at any time following the closing of the Transaction, it will be required to satisfy its reporting obligations using U.S. domestic reporting forms and will become subject to the rules applicable to a U.S. domestic issuer. From 2015 to 2017, CPRL was subject to U.S. domestic issuer rules, and CPRL currently uses certain domestic reporting forms for its reporting purposes, including annual reports on Form 10-K and quarterly reports on Form 10-Q. If CPRL loses its foreign private issuer status, it will also lose its ability to use the Multi-jurisdictional Disclosure System and rely on Canadian disclosure documents when offering securities in the United States. Subject to certain exemptions that may be available, CPRL will also continue to be required to comply with its reporting obligations under Canadian securities laws. In addition, CPRL may lose the ability to rely upon certain corporate governance exemptions from the NYSE that are available to foreign private issuers. Finally, if CPRL loses its foreign private issuer status, to the extent that CPRL were to offer or sell its securities outside of the U.S., it would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit CPRL’s ability to access capital markets in the future, and create a higher likelihood that investors would require CPRL to file resale registration statements with the SEC as a condition of any such financings. As a result, the regulatory and compliance costs to CPRL under U.S. securities laws as a U.S. domestic issuer may be higher than those of a Canadian foreign private issuer.

CPRL and KCS may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Transaction from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Transaction, then that injunction may delay or prevent the Transaction from being completed.

The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.

The combined company may be exposed to increased litigation from shareholders, stockholders, customers, suppliers, consumers and other third parties due to the combination of CPRL’s business and KCS’s business following receipt of STB Final Approval. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations.

The U.S. Internal Revenue Service (the “IRS”) may not agree that CPRL should be treated as a foreign corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized in the U.S. or under the law of the U.S. or of any State. Accordingly, under generally applicable U.S. federal income tax rules, CPRL, which is organized under the laws of Canada, would generally be classified as a foreign corporation. Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain specific rules that may cause a foreign corporation to be treated as a U.S. corporation for U.S. federal income tax purposes (or to be subject to certain other adverse tax consequences). CPRL believes that it should not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code immediately following the Transaction. There can be no assurance, however, that the IRS will not take a contrary position or that the relevant U.S. federal income tax law will not be changed (possibly with retroactive effect) in a manner that would result in a contrary conclusion. If it were determined that CPRL is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, CPRL could be subject to substantial U.S. tax liability and its non-U.S. shareholders could be subject to U.S. withholding tax on any dividends.

CPRL and KCS may have difficulty attracting, motivating and retaining executives and other key employees in light of the combination of CPRL and KCS.

Uncertainty about the effect of the transaction on CPRL and KCS employees may have an adverse effect on each of CPRL and KCS separately and consequently the combined company. This uncertainty may impair CPRL’s and/or KCS’s ability to attract, retain and motivate key personnel. Employee retention may be particularly challenging during the pendency of the Transaction, as employees of CPRL and KCS may experience uncertainty about their future roles in the combined company.

Additionally, KCS’s officers and employees may hold shares of KCS voting stock, and, if the Transaction closes, these officers and employees may be entitled to the Merger Consideration or Preferred Merger Consideration, as applicable, in respect of such shares of KCS voting stock. Under agreements between KCS and certain of its key employees, such employees could potentially resign from employment on or after the Effective Time following specified circumstances constituting good reason or constructive termination (as set forth in the applicable agreement) that could result in severance payments to such employees and accelerated vesting of their equity awards. These payments and accelerated vesting benefits, individually or in the aggregate, could make retention of KCS key employees more difficult.

Furthermore, if key employees of CPRL or KCS depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the combined company, CPRL may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent, and the combined company’s ability to realize the anticipated benefits of the Transaction may be materially and adversely affected. No assurance can be given that the combined company will be able to attract or retain key employees to the same extent that CPRL and KCS have been able to attract or retain employees in the past.

Directors, officers and employees of CPRL may have interests in the Transaction that may differ from those of CPRL shareholders generally.

In considering the recommendation of the CPRL Board to vote in favour of the Share Issuance Resolution and the Name Change Amendment Resolution, CPRL shareholders should be aware that certain directors, officers and employees of CPRL may have interests in the Transaction that are different from, or in addition to, the interests of CPRL shareholders generally.

The Merger Agreement contains provisions that make it more difficult for CPRL and KCS to pursue alternatives to the Transaction.

The Merger Agreement contains provisions that make it more difficult for CPRL to sell its business, or for KCS to sell its business to a party other than CPRL. These provisions include a general prohibition on each party soliciting any Alternative Proposal (as defined in the Merger Agreement). Further, there are only limited circumstances in which KCS may terminate the Merger Agreement to accept an Alternative Proposal and limited exceptions to each party’s agreement that its board of directors will not withdraw or modify in a manner adverse to the other party the CPRL Recommendation (as defined below) or the KCS Recommendation ( as defined below), as applicable. In the event that the KCS Board makes an adverse recommendation change, then KCS may be required to pay to CPRL a termination payment of US$700.0 million and the CN Termination Amount Refund. In the event that the CPRL Board makes an adverse recommendation change, then CPRL may be required to pay to KCS a termination payment of US$700.0 million.

The parties believe these provisions are reasonable and not preclusive of other offers, but these restrictions might discourage a third party that has an interest in acquiring all or a significant part of either CPRL or KCS from considering or proposing an Alternative Proposal.

The “CPRL Recommendation” means the recommendation of the CPRL Board that the holders of CPRL common shares approve the issuance of CPRL common shares in connection with the First Merger.

The “KCS Recommendation” means the recommendation of the KCS Board that the KCS stockholders adopt the Merger Agreement.

If an Alternative Proposal to acquire KCS is made, the closing of the Transaction may be delayed.

If an Alternative Proposal to acquire KCS is made, the attention of CPRL’s and KCS’s respective management may be diverted away from the Transaction, which may delay or impede the closing of the Transaction. Matters related to such Alternative Proposal, including any potential related litigation, may require commitments of time and resources of both parties and their respective representatives, which could otherwise have been devoted to the Transaction.

CPRL may not have discovered undisclosed liabilities of KCS, if any.

In the course of the due diligence review of KCS that CPRL conducted prior to the execution of the Merger Agreement, CPRL may not have discovered, or may have been unable to quantify, undisclosed liabilities of KCS and its subsidiaries, if any, and CPRL will not be indemnified for any of these liabilities. If KCS has undisclosed liabilities, CPRL, as a successor owner, may be responsible for such undisclosed liabilities. Such undisclosed liabilities could have an adverse effect on the business, results of operations, financial condition and cash flows of CPRL and on its ability to make payments of principal and interest on its indebtedness, including on the notes, after the closing of the Transaction.

Risks Related to the Notes

If we determine in our reasonable judgment that the STB Final Approval will not be sought or has not or will not be received prior to March 25, 2023, then we will be required to redeem all of the outstanding 2031 notes and 2041 notes offered hereby.

CPRL’s ability to complete the Transaction is subject to various conditions, certain of which are beyond its or our control. The Merger Agreement contains certain termination provisions permitting each of the parties to terminate the Merger Agreement under certain circumstances.

If we determine in our reasonable judgment that the STB Final Approval will not be sought or has not or will not be received prior to March 25, 2023, then we will be required to redeem all outstanding 2031 notes and 2041 notes on the Special Mandatory Redemption Date at a special mandatory redemption price equal to 101% of the aggregate principal amount of the applicable notes plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date. See “Description of the Notes — Special Mandatory Redemption”. If we redeem the notes pursuant to the Special Mandatory Redemption, you may not obtain the return that you expected on your investment in the notes. Whether or not the Special Mandatory Redemption is ultimately triggered, it may adversely affect trading prices for the notes prior to the Special Mandatory Redemption Date.

You will have no rights under the Special Mandatory Redemption provisions if STB Final Approval is received prior to March 25, 2023, nor will you have any right to require us to repurchase your notes if, between the closing of this offering and the receipt of the STB Final Approval, we experience any changes (including any material adverse changes) in our business or financial condition, or if the terms of the Merger Agreement change, including in material respects.

Canadian bankruptcy and related laws may impact the rights of the U.S. Trustee to enforce remedies with respect to the Company and the notes.

We are incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada and our principal operating assets are located in Canada.

The rights of the U.S. Trustee (as defined herein) to enforce remedies are likely to be significantly impaired by the restructuring, receivership, liquidation and other provisions of applicable Canadian bankruptcy, insolvency, restructuring and other similar legislation if the benefit of such legislation is sought with respect to the Company. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors

Arrangement Act (Canada) contain provisions enabling “an insolvent person” to obtain a stay of proceedings as against its creditors and others and to prepare and file a proposal or plan to restructure and/or compromise obligations for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal or plan, if accepted by the requisite majorities of creditors and if approved by the court, would be binding on persons who might not otherwise be willing to accept it. Moreover, both statutes permit, in certain circumstances, the insolvent debtor to retain possession and administration of its property, even though it may be in default under the applicable debt instrument.

The powers of the court under applicable Canadian bankruptcy, insolvency, restructuring and other similar legislation (including the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada)) have generally been exercised broadly to protect a debtor entity from actions taken by creditors and other parties. Accordingly, it is impossible to predict whether payments under the notes would be made following commencement of or during such a proceeding, whether or when the U.S. Trustee could exercise its rights under the U.S. Indenture or whether and to what extent holders of the notes would be compensated for any delay, in payments of principal and interest.

There can be no assurance as to the liquidity of the trading market for the notes or that a trading market for the notes will develop.

There is no established trading market for the notes. We do not intend to have the notes listed for trading on any securities exchange or quoted on any automated dealer quotation system. The underwriters have advised us that they presently intend to make a market in the notes, but the underwriters are not obligated to do so and any such market-making activities may be discontinued at any time without notice at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the prices or liquidity of, or trading markets for, the notes. The liquidity of any market for the notes will depend upon the number of holders of notes, the interest of securities dealers in making a market in the notes and other factors. The absence of an active market for the notes could adversely affect the market price and liquidity of the notes.

Credit ratings may not reflect all risks of an investment in the debt securities and may change.

There can be no assurance that the credit ratings assigned to the notes will remain in effect for any given period of time or that the ratings will not be withdrawn or revised at any time. There can be no assurance that S&P (as defined herein), Moody’s (as defined herein) or any other rating agency will not downgrade its ratings on the notes. Real or anticipated changes in credit ratings on the notes may affect the market value of the notes. In addition, real or anticipated changes in credit ratings can affect the cost at which we can access the capital markets. See “Credit Ratings”.

We may not be able to repurchase the notes upon a Change of Control Triggering Event.

In the event that we are required to offer to repurchase the notes upon the occurrence of a Change of Control Triggering Event (as defined herein), we may not have sufficient funds to repurchase the notes in cash at such time. In addition, our ability to repurchase the notes for cash may be limited by applicable law.

Changes in interest rates may cause the value of the notes to decline.

Prevailing interest rates will affect the market price or value of the notes. The market price or value of the notes will decline as prevailing interest rates for comparable debt instruments rise, and will increase as prevailing interest rates for comparable debt instruments decline.

DESCRIPTION OF THE NOTES

The following description of the terms of the notes supplements the description set forth in the short form base shelf prospectus and should be read in conjunction with “Description of the Debt Securities and Guarantee” in the short form base shelf prospectus. In addition, such description is qualified in its entirety by reference to the U.S. Indenture, as supplemented, under which the notes are to be issued, referred to in the short form base shelf prospectus. Capitalized terms used but not defined in the prospectus supplement have the meanings ascribed to them in the short form base shelf prospectus. In this section only, “Canadian Pacific Railway”, “us”, “we” or “our” mean Canadian Pacific Railway Company without any of its subsidiaries.

General

CPRL will fully and unconditionally guarantee the payment of the principal (and premium, if any) and interest, on the notes, any sinking fund or analogous payments payable with respect to the notes and any additional amounts payable with respect to the notes, when they become due and payable, whether at the stated maturity thereof or by declaration of acceleration, call for redemption or otherwise. The notes and the related guarantees will be part of our and CPRL’s respective unsecured obligations and will rank equally with all of our and CPRL’s existing and future unsecured and unsubordinated indebtedness.

The 2024 notes initially will be issued in an aggregate principal amount of US$1,500,000,000, the 2026 notes initially will be issued in an aggregate principal amount of US$1,000,000,000, the 2031 notes initially will be issued in an aggregate principal amount of US$1,400,000,000, the 2041 notes initially will be issued in an aggregate principal amount of US$1,000,000,000, and the 2051 notes initially will be issued in an aggregate principal amount of US$1,800,000,000. The 2024 notes will mature on December 2, 2024, the 2026 notes will mature on December 2, 2026, the 2031 notes will mature on December 2, 2031, the 2041 notes will mature on December 2, 2041, and 2051 notes will mature on December 2, 2051. The 2024 notes will bear interest at the fixed rate of 1.350% per year, the 2026 notes will bear interest at the fixed rate of 1.750% per year, the 2031 notes will bear interest at the fixed rate of 2.450% per year, the 2041 notes will bear interest at the fixed rate of 3.000% per year, and the 2051 notes will bear interest at the fixed rate of 3.100% per year. Interest will be payable on the notes from December 2, 2021, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 2 and December 2 of each year, commencing June 2, 2022 (each an “Interest Payment Date”) to the persons in whose names the notes are registered at the close of business on the next preceding May 18 or November 17, respectively.

Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the Interest Payment Date or the date of maturity, as the case may be. If any Interest Payment Date or the maturity date of the notes falls on a day that is not a business day, the related payment of principal, premium, if any, or interest will be postponed to the next succeeding business day, and no interest on such payment will accrue for the period from and after such Interest Payment Date or the maturity date, as the case may be as a result of such delay.

Payment of principal, premium, if any, and interest on the notes will be made in United States dollars.

The notes will constitute a separate series of Securities under the Trust Indenture entered into between us and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as trustee (the “U.S. Trustee”), on September 11, 2015 (as supplemented, the “U.S. Indenture”).

The 2024 notes, the 2026 notes, the 2031 notes, the 2041 notes, and the 2051 notes will each constitute a separate series of Securities under the U.S. Indenture.

We may, from time to time, without notice to or the consent of holders of the notes, create and issue additional notes under the U.S. Indenture in addition to the aggregate principal amount of notes offered hereby. Such additional notes will rank equally with the notes offered hereby in all respects (or in all respects except for the issue date, payment of interest accruing prior to the issue date of the new notes or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the notes offered hereby, and have the same terms as to status, redemption and otherwise as the notes offered hereby. In the event that additional notes are issued, we will prepare a new prospectus supplement, provided that if the additional notes are not fungible with the notes for U.S. federal income tax purposes, the additional notes will have a new CUSIP number and a new ISIN number.

Other than the protections which may otherwise be afforded to holders of the notes as a result of the operation of the covenants described in this prospectus supplement and under “Description of the Debt Securities and Guarantee” in the short form base shelf prospectus, there are no covenants or other provisions in the U.S. Indenture or the notes limiting our ability to seek additional sources of financing, pay dividends or otherwise engage in other capital transactions that might increase our leverage or decrease the amount of assets available to service our debt.

The provisions of the U.S. Indenture relating to the payment of additional amounts in respect of Canadian withholding taxes in certain circumstances (described under the heading “Description of the Debt Securities and Guarantee — Description of the U.S. Debt Securities — Additional Amounts” in the short form base shelf prospectus) and the provisions of the U.S. Indenture relating to the redemption of debt securities in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the heading “Description of the Debt Securities and Guarantee — Description of the U.S. Debt Securities — Tax Redemption” in the short form base shelf prospectus) will apply to the notes.

The notes will be subject to the provisions of the U.S. Indenture relating to the defeasance and covenant defeasance as described in the short form base shelf prospectus under the heading “Description of the Debt Securities and Guarantee — Description of the U.S. Debt Securities — Defeasance”.

The notes will not be entitled to the benefits of any sinking fund.

Special Mandatory Redemption

The 2031 notes and 2041 notes will be subject to a special mandatory redemption (the “Special Mandatory Redemption”) if we determine in our reasonable judgment that the STB Final Approval will not be sought or has not or will not be received prior to March 25, 2023 (the “outside date”).

The U.S. Indenture will provide that we or, upon the receipt of written instructions from us accompanied by an officers’ certificate along with the form of notice of Special Mandatory Redemption, the U.S. Trustee, will send a notice of Special Mandatory Redemption, by first class mail to each holder of notes at its registered address, or with respect to global notes, to the extent permitted or required by applicable DTC procedures, sent electronically, no later than five business days after the occurrence of the event triggering the Special Mandatory Redemption. Such written instructions to be received by the U.S. Trustee no later than three business days prior to when such notice of Special Mandatory Redemption is to be delivered to the holders of the notes. The notes will be redeemed no earlier than three business days and no later than 30 business days following the date of the notice of Special Mandatory Redemption (the “Special Mandatory Redemption Date”). In the event of a Special Mandatory Redemption, the notes will be redeemed at a redemption price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date.

A decision of the STB shall become effective and which decision shall not have been stayed or enjoined, that constitutes a final agency action approving, exempting or otherwise authorizing the acquisition of control over KCS’s railroad operations by CPRL and its affiliates, without the imposition of conditions that CPRL in its sole discretion has deemed to be unacceptable (the “STB Final Approval”).

Optional Redemption

On or after the date that is one year after the date of issuance of the 2024 notes, we may redeem the 2024 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2024 notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Prior to November 2, 2026 (the date that is one month prior to the maturity date of the 2026 notes), we may redeem the 2026 notes, in whole or in part, at our option, at any time or from time to time at a redemption price equal to the greater of: (i) 100% of the principal amount of the 2026 notes being redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the 2026 notes matured on November 2, 2026 (the date that is one month prior to the maturity date of the 2026 notes), (exclusive of any portion of the payments of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the Treasury Yield plus 10 basis points in the case of the 2026 notes, plus, accrued and unpaid interest to, but excluding, the date of redemption.

On or after November 2, 2026 (the date that is one month prior to the maturity date of the 2026 notes, we may redeem the 2026 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2026 notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Prior to September 2, 2031 (the date that is three months prior to the maturity date of the 2031 notes), we may redeem the 2031 notes, in whole or in part, at our option, at any time or from time to time at a redemption price equal to the greater of: (i) 100% of the principal amount of the 2031 notes being redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the 2031 notes matured on September 2, 2031 (the date that is three months prior to the maturity date of the 2031 notes), (exclusive of any portion of the payments of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the Treasury Yield plus 15 basis points in the case of the 2031 notes, plus, accrued and unpaid interest to, but excluding, the date of redemption.

On or after September 2, 2031 (the date that is three months prior to the maturity date of the 2031 notes), we may redeem the 2031 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2031 notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Prior to June 2, 2041 (the date that is six months prior to the maturity date of the notes), we may redeem the 2041 notes, in whole or in part, at our option, at any time or from time to time at a redemption price equal to the greater of: (i) 100% of the principal amount of the 2041 notes being redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the 2041 notes matured on June 2, 2041 (the date that is six months prior to the maturity date of the 2041 notes), (exclusive of any portion of the payments of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the Treasury Yield plus 20 basis points in the case of the 2041 notes, plus, accrued and unpaid interest to, but excluding, the date of redemption.

On or after June 2, 2041 (the date that is six months prior to the maturity date of the 2041 notes), we may redeem the 2041 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2041 notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Prior to June 2, 2051 (the date that is six months prior to the maturity date of the notes), we may redeem the 2051 notes, in whole or in part, at our option, at any time or from time to time at a redemption price equal to the greater of: (i) 100% of the principal amount of the 2051 notes being redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the 2051 notes matured on June 2, 2051 (the date that is six months prior to the maturity date of the 2051 notes), (exclusive of any portion of the payments of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the Treasury Yield plus 20 basis points in the case of the 2051 notes, plus, accrued and unpaid interest to, but excluding, the date of redemption.

On or after June 2, 2051 (the date that is six months prior to the maturity date of the 2051 notes), we may redeem the 2051 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2051 notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Holders of notes to be redeemed will receive notice of redemption delivered at least 10 and not more than 60 days prior to the date fixed for redemption.

Unless we default in the payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or the portions of such notes called for redemption.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed (assuming, for this purpose, that such notes matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means: (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations; or (ii) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by us or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by us.

“Par Call Date” means: (i) with respect to the 2024 notes, December 2, 2022, the date that is one year after the date of issuance of the 2024 notes; (ii) with respect to 2026 notes, November 2, 2026, the date that is one month prior to the maturity date of the 2026 notes; (iii) with respect to the 2031 notes, September 2, 2031, the date that is three months prior to the maturity date of the 2031 notes; and (iv) with respect to the 2041 notes and the 2051 notes, June 2, 2041 and June 2, 2051, the dates that are six months prior to the maturity date of the 2041 notes and the 2051 notes, respectively.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the U.S. Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Reference Treasury Dealers” means each of (i) BMO Capital Markets Corp. and Goldman Sachs & Co. LLC and/or their affiliates which are primary U.S. government securities dealers in New York City (each, a “Primary Treasury Dealer”), and their respective successors; and (ii) one other which is a primary U.S. Government securities dealer and its respective successors; provided, however, that if any of the foregoing ceases to be a Primary Treasury Dealer, we will substitute therefor another Primary Treasury Dealer.

“Treasury Yield” means, with respect to any redemption date, the rate per annum equal to the semi- annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

Change of Control

If a Change of Control Triggering Event occurs, unless we have exercised our right to redeem the notes as described above, holders of notes will have the right to require us to repurchase all or any part equal to US$2,000 or an integral multiple of US$1,000 in excess thereof of such notes pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to holders of notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures described in such notice. We must comply with the requirements of Rule 14e-1 under the U.S. Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any applicable securities laws or regulations conflict with the Change of Control provisions of the U.S. Indenture, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the U.S. Indenture by virtue of such conflicts.

On the Change of Control Payment Date, we will be required to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•

deliver or cause to be delivered to the U.S. Trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased.

For purposes of the foregoing discussion of a repurchase at the option of holders of notes, the following definitions are applicable:

“Below Investment Grade Rating Event” means the notes are rated below an Investment Grade Rating by at least two out of three of the Rating Agencies (as defined below), if there are three or more Rating Agencies, or all of the Rating Agencies, if there are less than three Rating Agencies, (the “Required Threshold”) on any date from the date of the public notice of an arrangement or transaction that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control, which 60-day period shall be extended if, by the end of the 60-day period, the rating of the notes is under publicly announced consideration for a possible downgrade by such number of Rating Agencies which, together with the Rating Agencies which have already lowered their ratings on the notes as aforesaid, would aggregate in number the Required Threshold, such extension to continue for so long as consideration for a possible downgrade continues by such number of Rating Agencies which, together with the Rating Agencies which have already lowered their ratings on the notes as aforesaid, would aggregate in number the Required Threshold.

“Change of Control” means the occurrence of any of the following: (i) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or amalgamation), in one or a series of related transactions, of all or substantially all of the properties or assets of us and our subsidiaries taken as a whole to any person (as such term is used in Section 13(d) of the U.S. Exchange Act) other than us, CPRL or any of our or its subsidiaries; (ii) the consummation of any transaction (including, without limitation, any merger or amalgamation) the result of which is that any person (as such term is used in Section 13(d) of the U.S. Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of CPRL’s voting shares; or (iii) the first day on which a majority of the members of CPRL’s Board of Directors are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of CPRL who (i) was a member of such Board of Directors on the date of the issuance of the notes; or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of CPRL’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P, or the equivalent investment grade credit rating from any other Rating Agency.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means any “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the U.S. Exchange Act then providing publicly available ratings of the notes.

“S&P” means S&P Global Ratings, a division of S&P Global Inc.

Book-Entry System

The notes will be represented by fully registered global notes, without interest coupons and will be deposited upon issuance with the U.S. Trustee as custodian for DTC, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant as described below. The provisions set forth under “Description of the Debt Securities and Guarantee — Description of the U.S. Debt Securities — U.S. Debt Securities in Global Form” in the short form base shelf prospectus will be applicable to the notes. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Except as described under “Description of the Debt Securities and Guarantee — Description of the U.S. Debt Securities – U.S. Debt Securities in Global Form” in the short form base shelf prospectus, owners of beneficial interests in the registered global notes will not be entitled to receive notes in definitive form and will not be considered holders of notes under the U.S. Indenture.

Transfers of beneficial interests in the global notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change.

Certain Book-Entry Procedures for the Global Notes

All interests in global notes will be subject to the operations and procedures of DTC. The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We obtained the information in this section and elsewhere in this short form base shelf prospectus supplement concerning DTC and its respective book-entry systems from sources that we believe are reliable, but we take no responsibility for the accuracy of any of this information, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. DTC also facilitates the post- trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”).

DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC Rules applicable to its Participants are on file with the SEC.

Book-Entry Procedures. Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note (“beneficial owner”) is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global notes, except in the event that use of the book-entry system for the notes is discontinued.

The deposit of the global notes with DTC and their registration in the name of Cede & Co. do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global notes; DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

None of DTC, Cede & Co., or any other DTC nominee will consent or vote with respect to the global notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date. These participants are identified in a listing attached to the omnibus proxy.

Principal and interest payments on the global notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us, on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in street name. These payments will be the responsibility of these participants and not of DTC or its nominee, us, the U.S. Trustee, or any other agent or party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal and interest to Cede & Co., or any other nominee as may be requested by an authorized representative of DTC, is our responsibility. Disbursement of the payments to direct participants is the responsibility of DTC, and disbursement of the payments to the beneficial owners is the responsibility of the direct or indirect participants.

We will send any redemption notices to DTC. If less than all of the notes of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

A beneficial owner must give any required notice of its election to have its notes repurchased through the participant through which it holds its beneficial interest in the global notes to the applicable trustee or tender agent. The beneficial owner shall effect delivery of its notes by causing the direct participant to transfer its interest in the securities on DTC’s records. The requirement for physical delivery of notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the securities are transferred by the direct participant on DTC’s records and followed by a book-entry credit of tendered notes to the applicable trustee or agent’s DTC account.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants (“DTC Participants”) will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants (“Clearstream Participants”) and/or Euroclear participants (“Euroclear Participants”) will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of notes received in Clearstream or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the notes settled during the processing will be reported to the relevant Euroclear Participant or Clearstream Participant on that business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

Same-Day Settlement and Payment

We will make payments in respect of the notes represented by the global notes (including principal and interest) by wire transfer of immediately available funds to the accounts specified by the global note holder. We will make all payments of principal and interest with respect to notes in definitive form by wire transfer of immediately available funds to the accounts specified by the holders of the notes in definitive form or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to trade in DTC’s Same-Day Funds Settlement System.

None of us, any underwriter or agent, the U.S. Trustee or any applicable paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global note, or for maintaining, supervising or reviewing any records.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the U.S. Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each holder.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

MATERIAL INCOME TAX CONSIDERATIONS

United States

The following summary is a discussion of material U.S. federal income tax consequences of the acquisition, ownership and disposition of the notes by a U.S. Holder, as defined below, that (i) acquires the notes pursuant to this offering at the issue price and (ii) holds the notes as capital assets for U.S. federal income tax purposes. This discussion addresses only U.S. federal income taxation and is not a complete analysis or description of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. This discussion does not address any U.S. federal alternative minimum tax, tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax, U.S. federal estate, gift or other non-income tax, or state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of the notes. This description of material U.S. federal income tax consequences does not address the tax treatment of special classes of holders, such as:

•	brokers,

•	traders that mark-to-market their securities,

•	qualified retirement plans,

•	tax deferred accounts,

•	thrifts,

•	financial institutions,

•	regulated investment companies,

•	real estate investment trusts,

•	partnership or other pass-through entities (or investors in such entities),

•	tax-exempt entities,

•	insurance companies,

•	persons holding the notes as part of a hedging, integrated, or conversion transaction, constructive sale or “straddle”,

•	persons that purchase or sell notes as part of a wash sale for tax purposes,

•	expatriates and former long-term residents of the U.S.,

•	persons whose functional currency is not the U.S. dollar,

•	persons carrying on a trade or business in Canada through a permanent establishment, and

•	dealers or traders in securities or currencies.

The following discussion is based upon the United States Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), the Treasury Regulations promulgated under the Code, U.S. judicial decisions and administrative pronouncements. All of the preceding authorities are subject to change, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below. As a result, there can be no assurance that the IRS or a court considering these issues will not disagree with or challenge any of the conclusions we have reached and describe herein.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of notes that is (1) an individual who is a citizen or a resident alien of the United States as determined for U.S. federal income tax purposes, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner (or other owner) will generally depend upon the status of the partner (or other owner) and the activities of the entity. If a U.S. Holder is a partner (or other owner) of a pass-through entity that holds, or is considering the acquisition of, notes, such a U.S. Holder is urged to consult its own tax advisor regarding the tax consequences of acquiring, owning and disposing of notes.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of notes, and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is given. We urge prospective holders to consult their own tax advisors regarding the application of U.S. federal, state and local tax laws, as well as any applicable foreign tax laws, to their particular situations.

Contingent Payments

In certain circumstances (see “Description of the Debt Securities and Guarantee — Description of the U.S. Debt Securities — Additional Amounts” in the short form base shelf prospectus, “Description of the Debt Securities and Guarantee — Description of the U.S. Debt Securities — Tax Redemption” in the short form base shelf prospectus, “Description of the Notes — Change of Control” in this prospectus supplement, and “Description of the Notes — Special Mandatory Redemption” in this prospectus supplement), we may be obligated to pay amounts in excess of stated interest or principal on the notes. These contingencies may implicate the provisions of the Treasury Regulations relating to “contingent payment debt instruments.” However, under applicable U.S. Treasury Regulations, the possibility of one or more contingent payments on the notes may be disregarded for the purposes of determining whether the notes provide for one or more contingent payments for U.S. federal income tax purposes if on the date the notes are issued the possibility of such contingent payments occurring is incidental, in the aggregate, or remote. We believe, and we intend to take the position for tax purposes, that the possibility that such contingencies will occur, in the aggregate, is remote or incidental, and that the Notes should therefore not be treated as contingent payment debt instruments for tax purposes. Our determination in this regard is binding on each U.S. Holder unless the holder explicitly discloses in the manner required by applicable U.S. Treasury Regulations that its determination is different from ours. Our determination is not, however, binding on the IRS. If the IRS takes the position that such contingencies were not remote or incidental as of the date of issuance, it is possible that a U.S. Holder would be required to accrue an amount of income with respect to the Notes that exceeds the stated interest on the Notes and that any gain recognized upon the sale or maturity of the Notes would be ordinary income. The remainder of this discussion assumes that the Notes will not be treated as contingent payment debt instruments.

Payments of Interest

Each payment of interest on a note will be taxable as ordinary interest income at the time it accrues or is received, in accordance with a U.S. Holder’s method of accounting for U.S. federal income tax purposes. The interest will be foreign source income, which may be relevant to a U.S. Holder in calculating the foreign tax credit limitation. You must include any tax withheld (if any) from the interest payment as ordinary income even though you do not in fact receive it. The rules governing foreign tax credits are complex and, therefore, U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of the Notes

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange, redemption, retirement or other taxable disposition of notes in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received (other than any amounts attributable to accrued but unpaid stated interest, which will be taxable as ordinary interest income to the extent not previously included in income), and (ii) the U.S. Holder’s adjusted tax basis in the notes at the time of sale, exchange, redemption, retirement or other taxable disposition. A U.S. Holder’s adjusted tax basis in the notes will generally be the amount paid for the notes. Any capital gain or loss will be long-term capital gain or loss if at the time of the sale, exchange, retirement or other taxable disposition of the notes, the U.S. Holder has held the notes for more than one year. Long-term capital gain of non-corporate U.S. Holders, including individual U.S. Holders, is generally taxed at reduced rates. For U.S Holders, the gain or loss will generally be treated as U.S. source gain or loss. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, backup withholding and information reporting requirements apply to certain payments to U.S. Holders of principal of, and interest on, a note, and the receipt of proceeds on the sale or other disposition (including a retirement or redemption) of a note, in each case when made within the U.S. or through certain U.S.

intermediaries. Backup withholding may generally apply if a U.S. Holder (1) fails to furnish its taxpayer identification number (generally on an IRS Form W-9), (2) fails to certify that such number is correct, (3) is notified by the IRS that it is subject to backup withholding, (4) fails to certify that the IRS has not so notified it, or (5) otherwise fails to comply with the applicable requirements of the backup withholding rules.

Certain U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements provided their exemptions from backup withholding and information reporting are properly established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and will be refunded to the extent it exceeds such liability, provided that the U.S. Holder furnishes required information to the IRS in a timely manner. U.S. Holders are urged to consult their tax advisors regarding the application to them of the backup withholding rules, the availability to them of exemptions from backup withholding, and the procedures for obtaining such exemptions.

Tax Return Disclosure Requirements

Certain U.S. Holders that hold “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) are generally required to attach to their annual returns a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets (and can be subject to substantial penalties for failure to file). The definition of specified foreign financial asset includes not only financial accounts maintained in foreign financial institutions, but also the following, if held for investment and not held in an account maintained by a financial institution: (i) stocks and securities of non-U.S. issuers (subject to certain exceptions, including an exception for securities of non-U.S. issuers held in accounts maintained by domestic financial institutions). (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the possible reporting requirements with respect to their investments in the notes and the penalties for non-compliance.

Canada

The following is a summary of the principal Canadian federal income tax considerations generally applicable as of the date of this prospectus supplement, to a person who acquires beneficial ownership of a note and who, at all relevant times and for the purposes of the Income Tax Act (Canada) (together with the regulations thereto, the “ITA”): (i) deals at arm’s length with us, CPRL and with any transferee resident in Canada (or deemed to be resident in Canada) to whom the holder assigns or otherwise transfers the note; (ii) is not, and is not deemed to be, resident in Canada; (iii) is entitled to receive all payments (including interest, principal and any premium) made in respect of the note; (iv) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (v) is not a “specified non-resident shareholder” of us or of CPRL or a person that does not deal at arm’s length with a “specified shareholder” of us or of CPRL; (vi) is not a “financial institution”, each as defined in the ITA; and (vii) is not a “foreign affiliate” of a person resident in Canada (as defined in the ITA) (each such person being a “Non-Resident Holder”). Special rules apply to non-resident insurers carrying on business in Canada and elsewhere and are not discussed in this summary. This summary assumes that no interest paid on the notes will be in respect of a debt or other obligation to pay an amount to a person with whom we or CPRL do not deal at arm’s length within the meaning of the ITA.

This summary is based upon the current provisions of the ITA in force as of the date of this prospectus supplement, all specific proposals to amend the ITA that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date of this prospectus supplement (“Proposed Amendments”), applicable jurisprudence and the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary assumes that all the Proposed Amendments will be enacted as currently proposed, but no assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not anticipate any changes in law or in the administration or assessing policies and practices of the Canada Revenue Agency, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular prospective Non-Resident Holder. Accordingly, prospective Non-Resident Holders and other holders of notes should consult their own tax advisors with respect to the Canadian income tax considerations associated with their participation in this offering having regard to their particular circumstances.

Amounts paid or credited, or deemed to be paid or credited, by us on the notes to a Non-Resident Holder as, on account of, in lieu of, or in satisfaction of, interest or principal on the notes or received as proceeds by a Non-Resident Holder on the disposition (including a redemption, payment on maturity or repurchase) of the notes will not be subject to Canadian non-resident withholding tax under Part XIII of the ITA.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement, dated as of the date of this prospectus supplement between us and the underwriters named below, for whom BMO Capital Markets Corp. and Goldman Sachs & Co. LLC are acting as representatives, we have agreed to sell to each underwriter, and each underwriter has severally and not jointly agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

	Principal Amount
Underwriter	2024 Notes		2026 Notes		2031 Notes		2041 Notes		2051 Notes
BMO Capital Markets Corp.	US$	343,200,000	US$	228,800,000	US$	320,320,000	US$	228,800,000	US$	411,840,000
Goldman Sachs & Co. LLC	US$	343,200,000	US$	228,800,000	US$	320,320,000	US$	228,800,000	US$	411,840,000
Barclays Capital Inc.	US$	135,000,000	US$	90,000,000	US$	126,000,000	US$	90,000,000	US$	162,000,000
CIBC World Markets Corp.	US$	135,000,000	US$	90,000,000	US$	126,000,000	US$	90,000,000	US$	162,000,000
HSBC Securities (USA) Inc.	US$	135,000,000	US$	90,000,000	US$	126,000,000	US$	90,000,000	US$	162,000,000
Scotia Capital (USA) Inc.	US$	135,000,000	US$	90,000,000	US$	126,000,000	US$	90,000,000	US$	162,000,000
Wells Fargo Securities, LLC	US$	135,000,000	US$	90,000,000	US$	126,000,000	US$	90,000,000	US$	162,000,000
MUFG Securities Americas Inc.	US$	40,500,000	US$	27,000,000	US$	37,800,000	US$	27,000,000	US$	48,600,000
ATB Capital Markets Inc.	US$	32,700,000	US$	21,800,000	US$	30,520,000	US$	21,800,000	US$	39,240,000
Desjardins Securities Inc.	US$	32,700,000	US$	21,800,000	US$	30,520,000	US$	21,800,000	US$	39,240,000
SMBC Nikko Securities America, Inc.	US$	32,700,000	US$	21,800,000	US$	30,520,000	US$	21,800,000	US$	39,240,000
Total	US$	1,500,000,000	US$	1,000,000,000	US$	1,400,000,000	US$	1,000,000,000	US$	1,800,000,000

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to certain conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any such notes are taken.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. In addition, the underwriters initially propose to offer the notes to certain dealers at prices that represent a concession not in excess of 0.270% for the 2024 notes, 0.360% for the 2026 notes, 0.390% for the 2031 notes, 0.525% for the 2041 notes and 0.525% for the 2051 notes, respectively, of the principal amount of the notes. Any underwriter may allow, and any such dealer may re-allow, a concession not in excess of 0.150% for the 2024 notes, 0.200% for the 2026 notes, 0.250% for the 2031 notes, 0.250% for the 2041 notes and 0.250% for the 2051 notes, respectively, of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering prices and other selling terms. The underwriters may offer and sell notes through certain of their affiliates. Certain of the Underwriters may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the Financial Industry Regulatory Authority.

The following table shows the underwriting commission that we will pay to the underwriters in connection with the offering of the notes:

	Paid by us
Per 2024 note		0.450%
Per 2026 note		0.600%
Per 2031 note		0.650%
Per 2041 note		0.875%
Per 2051 note		0.875%

Total	US$	46,350,000

Expenses associated with this offering to be paid by us, other than the underwriting commission, are estimated to be approximately US$8.55 million.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

The notes are a new issue of securities, and there is currently no established trading market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices you receive when you sell will be favourable.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the notes. Specifically, the underwriters may over-allot in connection with the offering of the notes, creating syndicate short positions. In addition, the underwriters may bid for and purchase notes in the open market to cover syndicate short positions or to stabilize the prices of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

Certain of the Underwriters may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the Financial Industry Regulatory Authority (“FINRA”).

BMO Capital Markets Corp. is an affiliate of a financial institution which is a lender to CPRC under our US$1.3 billion revolving credit facility, an affiliate of a financial institution which is a lender to CPRC under our $300 million letter of credit facilities and an affiliate of a financial institution which is a lender to CPRC under our US$500 million term credit agreement. As of the date hereof, no amounts are drawn under our revolving credit facility and, as at September 30, 2021, we had letters of credit drawn of $59 million under our letter of credit facilities. As of the date of this prospectus supplement, the US$500 million term credit agreement is fully drawn. The revolving credit facility is also utilized to back-stop outstanding commercial paper, and as at September 30, 2021, we had US$565 million of commercial paper outstanding. Certain affiliates of the underwriters may also be parties to the Bridge Commitment Letter. As of the date hereof, no amounts are drawn under the Bridge Commitment Letter. Additionally, BMO Capital Markets Corp. and Goldman Sachs & Co. LLC served as our financial advisors in connection with the Transaction. Consequently, we may be considered a connected issuer of each such underwriter for the purposes of securities legislation in the provinces of Canada.

We are and have been in compliance with the terms of our credit facilities. None of the lenders under the credit facilities or the underwriters were involved in our decision to distribute the notes offered hereby. The underwriters negotiated the terms and conditions of the offering of the notes offered hereby and will not benefit in any manner from the offering of the notes offered hereby other than the payment of their fees as described above. The proceeds of the offering of the notes offered hereby will not be applied for the benefit of the underwriters or their affiliates, other than as described herein.

The net proceeds received by us from the sale of the notes will be used for indirectly financing the Cash Consideration and Preferred Merger Consideration, which is anticipated to be US$8.4 billion, and to pay fees and expenses related to the acquisition of KCS.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking, derivatives and/or financial advisory, investment banking and other commercial transactions and services with us and our affiliates for which they have received or will receive customary fees and commissions. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge and certain other of those underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us that would permit a public offering of the notes in any jurisdiction where action for that purpose is required. The notes may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering of the notes offered hereby and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any notes in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The notes are not being qualified for distribution under the securities laws of the Province of Alberta or any other province or territory of Canada, and the notes may not be, directly or indirectly, offered, sold, or delivered in Canada or to residents of Canada except pursuant to an exemption from the prospectus requirements of Canadian securities laws. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes in Canada or to residents of Canada except pursuant to an available exemption from Canadian prospectus requirements.

Notice to Prospective Investors in the European Economic Area

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”).

For these purposes:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”); and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and, therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Notice to Prospective Investors in the United Kingdom

The communication of this prospectus supplement and the short form base shelf prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to and directed at persons outside the United Kingdom and those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this prospectus supplement and the short form base shelf prospectus relate will be engaged only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement and the short form base shelf prospectus or any of their contents.

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

Each underwriter (i) has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the notes nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

This prospectus supplement and the short form base shelf prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the short form base shelf prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

(i)	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”);

(ii)	with the conditions, specified in Section 275 of the SFA; or

(iii)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person that is:

(i)

a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification — Solely for the purposes of our obligations pursuant to Sections 309(B)(1)(a) and 309(B)(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products). Any reference to any term as defined in the SFA, or any provision in the SFA is a reference to that term as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

LEGAL MATTERS

Certain legal matters relating to Canadian law will be passed upon for us by Bennett Jones LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. In addition, certain legal matters relating to United States law will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus supplement by reference from CPRL’s Annual Report on Form 10-K and the effectiveness of CPRL’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

In connection with the audit of CPRL’s annual financial statements for the year ended December 31, 2020, Deloitte LLP is independent within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB) and within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

The audited historical financial statements of Kansas City Southern and management’s assessment of the effectiveness of internal control over financial reporting included on Exhibit 99.5 of Canadian Pacific Railway Limited’s Current Report on Form 8-K dated November 15, 2021 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. In connection with the audit of KCS’s annual consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, PricewaterhouseCoopers LLP, the auditors of KCS, is independent with respect to KCS in accordance with United States federal securities laws and the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the short form base shelf prospectus solely for the purposes of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the short form base shelf prospectus and reference should be made to the short form base shelf prospectus for full particulars thereof. See “Documents Incorporated by Reference” in the short form base shelf prospectus.

As of the date hereof, the following documents filed with the securities commissions or similar authorities in each of the provinces of Canada and with the SEC are specifically incorporated by reference into and form an integral part of the short form base shelf prospectus:

(a)	CPRL’s Annual Report on Form 10-K dated February 18, 2021 for the year ended December 31, 2020 (the “2020 Annual Report on Form 10-K”);

(b)

CPRL’s consolidated comparative financial statements, including the notes thereto, as at December 31, 2020 and December 31, 2019 and for each of the years in the three year period ended December  31, 2020, together with the Report of Independent Registered Public Accounting Firm thereon;

(c)	CPRL’s management’s discussion and analysis dated February 18, 2021 for the year ended December 31, 2020 (the “2020 MD&A”);

(d)	CPRL’s management proxy circular dated March 10, 2021 relating to the annual and special meeting of CPRL shareholders held on April 21, 2021;

(e)	CPRL’s unaudited interim comparative consolidated financial statements as at and for the three and nine months ended September 30, 2021 (the “2021 Interim Financial Statements”);

(f)	CPRL’s management’s discussion and analysis dated October 20, 2021 for the three and nine months ended September 30, 2021 (the “2021 Interim MD&A”);

(g)

CPRL’s material change report dated March 30, 2021 announcing the entering into an Agreement and Plan of Merger (the “Original Merger Agreement”), dated as of March 21, 2021, among CPRL, Surviving Merger Sub, First Merger Sub and KCS;

(h)	CPRL’s material change report dated May 31, 2021 announcing the termination of the Original Merger Agreement and the payment by KCS to CPRL of the related termination payment;

(i)

CPRL’s material change report dated August 10, 2021 announcing the delivery by CPRL to the KCS Board of an offer to acquire all outstanding shares of KCS common stock for 2.884 CPRL common shares and US$90.00 in cash for each share of KCS common stock;

(j)

CPRL’s material change report dated September 1, 2021 announcing the delivery by CPRL to the KCS Board of a letter reaffirming CPRL’s previous offer to acquire all outstanding shares of KCS common stock for 2.884 CPRL common shares and US$90.00 in cash for each share of KCS common stock;

(k)

CPRL’s material change report dated September 13, 2021 announcing that the KCS Board had determined CPRL’s offer to acquire all outstanding shares of KCS common stock for 2.884 CPRL common shares and US$90.00 in cash for each share of KCS common stock to be a “Company Superior Proposal”;

(l)	CPRL’s material change report dated September 16, 2021 announcing the termination of the CN Agreement by KCS and the entering into of the Merger Agreement;

(m)

CPRL’s management proxy circular dated November 1, 2021 relating to the special meeting of holders of common shares of CPRL to be held on December 8, 2021 in connection with the Transaction (the “CP Special Meeting Circular”);

(n)	CPRL’s Current Report on Form 8-K dated November 15, 2021 filing the CP Special Meeting Circular and portions of the KCS Annual Report and KCS Quarterly Report; and

(o)	the fixed income investor presentation of the Company dated November 2021.

The portions of the KCS Annual Report, the KCS Quarterly Report and KCS’s definitive proxy statement dated April 9, 2021 incorporated by reference in the CP Special Meeting Circular are expressly deemed to be incorporated by reference herein.

Any statement contained in the short form base shelf prospectus, in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus for the purpose of this offering shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the short form base shelf prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference into the short form base shelf prospectus or this prospectus supplement modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference into or constitute a part of the short form base shelf prospectus or this prospectus supplement.

In addition, any template version of any other marketing materials filed with a securities commission or similar authority in a province of Canada in connection with the offering of the notes after the date hereof but prior to the termination of the distribution of the securities under this prospectus supplement is deemed to be incorporated by reference herein and into the short form base shelf prospectus.

Prospective investors may read and download the documents we have filed or furnished on the SEC’s Electronic Data Gathering and Retrieval (EDGAR) system website at www.sec.gov, or any public document we have filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

You may obtain a copy of the 2020 Annual Report on Form 10-K and other information identified above or deemed to be incorporated by reference into this prospectus supplement or into the short form base shelf prospectus by writing or calling us at the following address and telephone number:

Canadian Pacific Railway Company

7550 Ogden Dale Road S.E.

Calgary, Alberta T2C 4X9

(403) 319-7000

Attention: Corporate Secretary

Base Shelf Prospectus

Short Form Prospectus

New Issue	June 28, 2021

CANADIAN PACIFIC RAILWAY COMPANY

US$8,500,000,000

Canadian Debt Securities

U.S. Debt Securities

Canadian Pacific Railway Company may from time to time, during the period that this prospectus remains effective, offer for sale Canadian debt securities (the “Canadian Debt Securities”) and U.S. debt securities (the “U.S. Debt Securities” and, together with the Canadian Debt Securities, the “Debt Securities”) in an aggregate principal amount of up to US$8,500,000,000 or its equivalent in any other currency. These Debt Securities may consist of debentures, notes or other types of debt and may be issued in series. The Debt Securities will be fully and unconditionally guaranteed by our parent company Canadian Pacific Railway Limited (“CPRL”).

We will provide the specific terms of these Debt Securities and all information omitted from this prospectus in supplements to this prospectus that will be delivered to you together with this prospectus. You should read this prospectus and the prospectus supplements carefully before you invest.

Messrs. Creel, Hamberger, Monser, Paull and Trafton are directors of the Company who reside outside of Canada and each of these directors has appointed CPRL for service of process at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

THESE DEBT SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

We are permitted under a multijurisdictional disclosure system adopted by the United States to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the debt securities described herein may have tax consequences both in the United States and in Canada. You should read the tax discussion in any applicable prospectus supplement. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully.

In respect of the offering of Debt Securities to residents of the United States, your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus are residents of Canada, and a substantial portion of our assets are located outside the United States.

There is no market through which the securities may be sold and purchasers may not be able to resell securities purchased under the short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”. Unless otherwise specified in the applicable prospectus supplement, the Debt Securities will not be listed on any securities exchange.

Our head and registered office is located at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9.

ABOUT THIS PROSPECTUS

In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, references to “Canadian Pacific Railway”, “the Company”, “us”, “we”, or “our” mean Canadian Pacific Railway Company and its subsidiaries. Unless otherwise specified, references to “US$” are to United States dollars and all references to “Cdn$” or “$” are to Canadian dollars.

This prospectus has been filed in each of the provinces of Canada to qualify the distribution of Debt Securities in such jurisdictions and is also part of a registration statement on Form F-10 relating to the Debt Securities that we filed with the SEC. Under the registration statement, we may also, from time to time, sell any combination of the Debt Securities described in this prospectus in one or more offerings in the United States up to an aggregate principal amount of US$8,500,000,000 or its equivalent in any other currency, either separately from or concurrently with an offering of Debt Securities in Canada. This prospectus provides you with a general description of the Debt Securities that we may offer. Each time we sell Debt Securities under the prospectus in Canada and/or registration statement in the United States, as applicable, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Debt Securities. The prospectus supplement may also add, update, or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Documents Incorporated by Reference”. The version of this prospectus contained in the registration statement does not contain all of the information set forth in the registration statement, certain parts of which, in respect of an offering in the United States, are omitted in accordance with the rules and regulations of the SEC. In respect of an offering of Debt Securities in the United States, reference is made to the registration statement and the exhibits thereto for further information with respect to us and CPRL and the Debt Securities.

Unless otherwise indicated, all financial information included and incorporated by reference into this prospectus is determined using generally accepted accounting principles in the United States (“U.S. GAAP”). U.S. GAAP differs from International Financial Reporting Standards (“IFRS”) applied by most Canadian reporting issuers. Therefore, the comparative consolidated financial statements incorporated by reference into this prospectus may not be comparable to financial statements prepared in accordance with IFRS.

WHERE YOU CAN FIND MORE INFORMATION

Canadian Pacific Railway Company is a wholly-owned subsidiary of CPRL, a publicly traded corporation whose common shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). Pursuant to decisions of the applicable Canadian securities regulatory authorities, we are not subject to most Canadian continuous disclosure requirements provided that CPRL complies with its continuous disclosure requirements. We remain responsible for filing material change reports upon the occurrence of a material change in our affairs which is not also a material change in the affairs of CPRL. The decisions further permit us to incorporate by reference into this prospectus all information or documents that would be required to be incorporated by reference in a short form prospectus filed by CPRL.

CPRL is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and in accordance therewith files reports and other information with the SEC. CPRL qualifies as a foreign private issuer in the U.S. for purposes of the U.S. Exchange Act. Although as a foreign private issuer CPRL is no longer required to do so, CPRL currently continues to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K with the SEC instead of filing the reporting forms available to foreign private issuers. CPRL’s filings are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

EXCHANGE RATE INFORMATION

The following table sets forth, for each of the periods indicated, the high and low daily average exchange rates, the average exchange rate and the period end daily average exchange rate of one United States dollar in exchange for Canadian dollars as reported by the Bank of Canada.

	Three months ended March 31		Year ended December 31
	2021 ($)	2020 ($)	2020 ($)	2019 ($)	2018 ($)
High	1.2828	1.4496	1.4496	1.3600	1.3642
Low	1.2455	1.2970	1.2718	1.2988	1.2288
Average	1.2660	1.3449	1.3415	1.3269	1.2957
Period End	1.2575	1.4187	1.2732	1.2988	1.3642

The daily average exchange rate on June 25, 2021, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 equals $1.2294.

DOCUMENTS INCORPORATED BY REFERENCE

Pursuant to decisions issued on or on behalf of the securities commission or similar regulatory authority in each of the provinces of Canada (the “Exemptive Relief”), the Company is not subject to certain continuous disclosure requirements provided that CPRL, which company owns all of the outstanding shares of the Company, complies with its continuous disclosure requirements. The Exemptive Relief further permits the Company to incorporate by reference in this short form prospectus all information or documents that would be required to be incorporated by reference in a short form prospectus filed by CPRL. We incorporate by reference the documents of CPRL listed below, which were filed with the securities commission or other similar authority in each of the provinces of Canada, and with the SEC, and form an integral part of this prospectus:

•	CPRL’s Annual Report on Form 10-K dated February 18, 2021 for the year ended December 31, 2020 (the ”2020 Annual Report on Form 10-K”);

•

CPRL’s audited annual consolidated financial statements, including the notes thereto, as at December 31, 2020 and December 31, 2019 and for each of the years in the three year period ended December 31, 2020, together with the Report of Independent Registered Public Accounting Firm thereon (“2020 Annual Financial Statements”);

•	CPRL’s management’s discussion and analysis dated February 18, 2021 for the year ended December 31, 2020 (“2020 MD&A”);

•	CPRL’s management proxy circular dated March 10, 2021 in respect of CPRL’s annual and special meeting of shareholders held on April 21, 2021;

•	CPRL’s unaudited interim comparative consolidated financial statements as at and for the three months ended March 31, 2021 (the “2021 Interim Financial Statements”);

•	CPRL’s management’s discussion and analysis dated April 21, 2021 for the three months ended March 31, 2021 (the “2021 Interim MD&A”);

•	CPRL’s material change report dated March 30, 2021; and

•	CPRL’s material change report dated May 31, 2021.

Any annual information form (including an annual report on Form 10-K), audited annual consolidated financial statements (together with the auditor’s report thereon), information circular, unaudited interim consolidated financial statements, management’s discussion and analysis, material change reports (excluding confidential material change reports), or business acquisition reports subsequently filed by CPRL or us with securities commissions or similar authorities in the provinces of Canada after the date of this prospectus and prior to the termination of the offering of Debt Securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with the SEC by CPRL or us on Forms 40-F, 20-F, 10-K, 10-Q, 8-K (excluding information furnished pursuant to Items 2.02 and 7.01 of Form 8-K) or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference in the registration statement relating to the Debt Securities of which this prospectus forms a part in respect of offerings of Debt Securities in the United States.

Upon a new annual information form (including an annual report on Form 10-K), management’s discussion and analysis and related annual consolidated financial statements being filed by CPRL with the applicable securities regulatory authorities during the term of this prospectus, the previous annual information form (including an annual report on Form 10-K), management’s discussion and analysis, annual consolidated financial statements, all interim consolidated financial statements and management’s discussion and analysis, material change reports, and business acquisition reports (in respect of a significant acquisition for which at least nine months of the acquired business or related businesses operations are incorporated into CPRL’s then current annual financial statements) filed prior to the commencement of the then current fiscal year of CPRL will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Debt Securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by CPRL with the applicable securities regulatory authorities during the term of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the filing of the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Debt Securities under this prospectus and upon a new management proxy circular relating to an annual meeting of shareholders of CPRL being filed by CPRL with the applicable securities regulatory authorities during the term of this prospectus, the management proxy circular for the preceding annual meeting of shareholders of CPRL shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Debt Securities under this prospectus.

Copies of each of the documents incorporated by reference into this prospectus may be obtained by accessing our and CPRL’s disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which may be accessed at www.sedar.com or by requesting a free copy of such documents by writing or calling Canadian Pacific Railway Company at the following address and telephone number: Canadian Pacific Railway Company at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, Telephone (403) 319-7000.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement containing the specific variable terms of an offering of Debt Securities will be delivered to purchasers of such Debt Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of the prospectus supplement only for the purposes of the offering of the Debt Securities to which the prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein include “forward-looking information” and “forward-looking statements” within the meaning of securities laws, including the “safe harbour” provisions of applicable Canadian securities laws, the United States Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Exchange Act and Section 27A of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) (collectively, “forward-looking statements”). In addition to the cautionary statement below, with respect to forward-looking statements contained in the documents incorporated by reference herein, prospective purchasers should refer to “Forward-Looking Statements” in the 2020 Annual Report on Form 10-K, the 2020 MD&A and the 2021 Interim MD&A, as well as to the advisories section of any documents incorporated by reference in this prospectus that are filed after the date hereof.

All forward-looking statements are based on our and CPRL’s current beliefs as well as assumptions made by and information currently available to us and CPRL. Forward-looking statements in or incorporated by reference into this prospectus include, but are not limited to, statements with respect to: our and CPRL’s defined benefit pension expectations for 2021 and through 2024, CPRL’s expectations for 2021 financial and operational performance, including CPRL full-year guidance for expected revenue ton miles and Adjusted diluted earnings per share (“EPS”) growth, planned capital expenditures (including how such capital expenditures are expected to be financed), expected impacts resulting from changes in the U.S.-to-Canadian dollar exchange rate, and the effective tax rate, as well as statements concerning CPRL’s operations, anticipated financial performance, business prospects and strategies, including statements concerning the anticipation that cash flow from operations and various sources of financing will be sufficient to meet debt repayments and obligations in the foreseeable future and concerning anticipated capital programs, and statements regarding future payments including income taxes and pension contributions. Forward-looking statements typically contain statements with words such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking statements because it is possible that we and CPRL will not achieve predictions, forecasts, projections and other forms of forward-looking statements. The purpose of CPRL’s expected 2021 Adjusted diluted EPS is to assist readers in understanding CPRL’s expected and targeted financial results, and this information may not be appropriate for other purposes. Current economic conditions render assumptions, although reasonable when made, subject to greater uncertainty.

By their nature, our and CPRL’s forward-looking statements involve numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers; trucking companies and maritime shippers in Canada, the U.S. and Mexico, industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations; proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains. The foregoing list of factors is not exhaustive.

The risks and uncertainties of our and CPRL’s business, including those discussed above and in documents incorporated by reference into this prospectus and as described under “Risk Factors” and elsewhere herein, could cause our and CPRL’s actual results and experience to differ materially from the anticipated results or other expectations expressed or implied by forward-looking statements. In addition, we and CPRL base forward-looking statements on assumptions about future events, which, although reasonable when made, may not prove to be accurate.

In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking statements and should be aware that events described in forward-looking statements set out in this prospectus and the documents incorporated by reference into this prospectus may not occur.

We and CPRL cannot assure prospective investors that our future results, levels of activity and achievements will occur as we expect, and neither we, nor CPRL, nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we and CPRL undertake no obligation to update publicly or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

“Adjusted diluted EPS” referred to above has no standardized meaning prescribed by U.S. GAAP and, therefore, may not be comparable to a similar measure presented by other companies. See Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations of CPRL’s 2020 Annual Report on Form 10-K and “Non-GAAP Measures” in the 2021 Interim MD&A for the definition and further discussion of this non-GAAP measure.

OUR COMPANY

CPRL is a holding company whose direct and indirect subsidiaries operate railways in North America. CPRL is a publicly-traded corporation whose common shares are listed on the TSX and the NYSE.

We are a 100%-owned subsidiary of CPRL. We were incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada. We are one of Canada’s oldest corporations. From our inception over 140 years ago, we have developed into a fully integrated and technologically advanced Class 1 railway (a railroad earning a minimum of US$504.8 million in revenues annually as defined by the Surface Transportation Board of the United States) providing rail and intermodal transportation services over a network of approximately 13,000 miles, directly serving the principal business centres of Canada, from Montreal, Québec to Vancouver, British Columbia and the U.S. Northeast and Midwest regions.

Our and CPRL’s registered and head office is located at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9.

CONSOLIDATED CAPITALIZATION

Other than as set forth below, there have been no material changes to CPRL’s share and loan capital since March 31, 2021.

At CPRL’s annual and special meeting on April 21, 2021, CPRL shareholders approved a five-for-one share split of CPRL’s issued and outstanding common shares, which was completed on May 14, 2021 (the “Share Split”). CPRL shareholders of record as of the close of business on May 5, 2021 received from Computershare Investor Services Inc. four additional common shares for every one CPRL common share held on May 13, 2021. As at the close of markets on May 13, 2021, CPRL had 133,323,409 common shares issued and outstanding. Adjusting for the Share Split, as of May 14, 2021, there were 666,616,525 CPRL common shares issued and outstanding.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds resulting from the issuance of Debt Securities may be used by the Company for general corporate purposes, including repayment of indebtedness, financing the Company’s capital expenditure program, share repurchases, acquisitions and other business opportunities. The amount of net proceeds to be used for any such purpose will be set forth in the applicable prospectus supplement. We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issue of Debt Securities pursuant to this prospectus.

DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEE

In this section, “we”, “us”, “our”, “Company” or “CP” refer only to Canadian Pacific Railway Company without any of its subsidiaries through which it operates. Capitalized terms defined in this section only apply to such terms used in this section and are not applicable elsewhere in this prospectus. The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the applicable prospectus supplement, which may provide information that is different from this prospectus.

The Canadian Debt Securities will be issued under a trust indenture (the “Canadian Indenture”) entered into between us and Computershare Trust Company of Canada, as trustee (the “Canadian Trustee”) on May 23, 2008, as amended or supplemented. The Canadian Indenture has been filed with the securities regulatory authorities in each of the provinces of Canada and with the SEC.

The U.S. Debt Securities will be issued under a trust indenture (the “U.S. Indenture” and, together with the Canadian Indenture, the “Indentures”) entered into between us and Wells Fargo Bank, National Association, as trustee (the “U.S. Trustee”) on September 11, 2015, as amended or supplemented. The U.S. Indenture has been filed with the SEC.

Debt Securities may also be issued under new indentures between us and a trustee or trustees as will be discussed in a prospectus supplement for such Debt Securities. The following statements with respect to the Indentures and the Debt Securities are summaries of the material provisions of the Indentures. However, it is the applicable Indenture, and not this summary, that governs your rights as a holder of the Debt Securities. Wherever particular sections or defined terms of the applicable Indenture are referred to, these sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by this reference. The term “U.S. Securities”, as used in this section, refers to all securities issued under the U.S. Indenture, including the U.S. Debt Securities. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information.

Guarantee

CPRL will fully and unconditionally guarantee the payment of the principal (and premium, if any) and interest, on the Debt Securities issued by us, any sinking fund or analogous payments payable with respect to such Debt Securities and any additional amounts payable with respect to such Debt Securities, when they become due and payable, whether at the stated maturity thereof or by declaration of acceleration, call for redemption or otherwise.

General

The Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies. The Debt Securities offered pursuant to this prospectus will be issued in an amount up to US$8,500,000,000 or the equivalent in other currencies or units based on other foreign currencies. The Indentures also permit us to increase the principal amount of any series of Debt Securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement will set forth certain terms relating to the Debt Securities offered thereby (the “Offered Securities”), including, but not limited to, the following:

•	the specific designation of the Offered Securities;

•	any limit on the aggregate principal amount of the Offered Securities;

•	the extent and manner, if any, to which payment on or in respect of the Offered Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

•	the percentage or percentages of principal amount at which the Offered Securities will be issued;

•

the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

•

the rate or rates (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which that interest will accrue and on which that interest will be payable and the regular record dates for any interest payable on the Offered Securities;

•

any mandatory, optional or special redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed or purchased at our option or otherwise;

•

whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities in bearer form and as to exchanges between registered and bearer form;

•	whether the Offered Securities will be issuable in the form of one or more global securities and, if so, the identity of the depositary for those global securities;

•

the denominations in which any of the Offered Securities which are in registered form will be issuable, if other than denominations of US$1,000 in the case of U.S. Debt Securities or Cdn$1,000 in the case of Canadian Debt Securities and any multiple thereof, and the denominations in which any of the Offered Securities which are in bearer form will be issuable, if other than the denomination of US$1,000 in the case of U.S. Debt Securities or Cdn$1,000 in the case of Canadian Debt Securities;

•

each office or agency where the principal of and any premium and interest on the Offered Securities will be payable, and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

•

if other than United States dollars in the case of U.S. Debt Securities or if other than Canadian dollars in the case of Canadian Debt Securities, the foreign currency or the units based on or relating to foreign currencies in which the Offered Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Offered Securities will or may be payable;

•

for U.S. Debt Securities, whether and under what circumstances we will pay Additional Amounts on the Offered Securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the Offered Securities of such series rather than pay the Additional Amounts (and the terms of any such option);

•	any index pursuant to which the amount of payments of principal of and any premium and interest on the Offered Securities will or may be determined;

•	any applicable material Canadian and U.S. federal income tax considerations; and

•

any other terms of the Offered Securities, including covenants and Events of Default relating solely to the Offered Securities or any covenants or Events of Default generally applicable to the Debt Securities which are not to apply to the Offered Securities.

Unless otherwise indicated in the applicable prospectus supplement, the Indentures do not afford the holders the right to tender Debt Securities to us for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Debt Securities will bear interest.

Debt Securities may be issued under the Indentures bearing no interest and may be offered and sold at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to those discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating thereto.

Ranking

Unless otherwise indicated in the applicable prospectus supplement, the Debt Securities will be our unsecured obligations and will rank pari passu with all our other unsecured and unsubordinated debt from time to time outstanding, and pari passu with other debt securities issued under the Canadian Indenture and the U.S. Indenture, as applicable. We conduct a substantial portion of our business through corporate and partnership subsidiaries. The Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of any of our corporate or partnership subsidiaries.

The guarantee will be CPRL’s unsubordinated and unsecured obligation and, unless otherwise provided with respect to a series of Debt Securities, will rank equally with all of CPRL’s other unsecured and unsubordinated obligations. CPRL conducts a substantial portion of its business through corporate and partnership subsidiaries. CPRL’s obligations under the guarantee will be structurally subordinated to all existing and future liabilities, including trade payables and indebtedness, of any of CPRL’s corporate and partnership subsidiaries.

Negative Pledge

The Indentures include a covenant of ours to the effect that, so long as any of the Debt Securities remain outstanding, we will not, and will not permit any Subsidiary to, create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over any of our present or future Railway Properties or of any of our Subsidiaries or on any shares in the capital stock of any Railroad Subsidiary securing any Indebtedness of any Person without also at the same time or prior thereto securing equally and ratably with such other Indebtedness all of the Debt Securities then outstanding under the Indentures.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indentures. Reference is made to the Canadian Indenture and U.S. Indenture, as applicable, for the full definitions of all such terms.

The term “Borrowed Money” means Indebtedness in respect of moneys borrowed (including interest and other charges in respect thereof) and moneys raised by the issue of notes, bonds, debentures or other evidences of moneys borrowed.

The term “Capital Lease Obligation” means the obligation of a Person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such Person in accordance with GAAP.

The term “Consolidated Net Tangible Assets” means the total amount of assets determined on a consolidated basis after deducting therefrom:

(a)

all current liabilities (excluding any Indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

(b)	all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles; and

(c)	appropriate adjustments on account of minority interests of other Persons holding stock of our Subsidiaries,

all as set forth on our most recent consolidated balance sheet and computed in accordance with GAAP.

The term “FATCA” means (a) Sections 1471 through 1474 of the United States Internal Revenue Code of 1986, as amended from time to time (including regulations and guidance thereunder) (the “Code”), (b) any successor version thereof, (c) any agreement entered into pursuant to Section 1471(b)(1) of the Code or (d) any law, regulation, rule or practice implementing an intergovernmental agreement or approach thereto.

In the U.S. Indenture, the term “GAAP” means, at any time, accounting principles generally accepted in the United States at the relevant time applied on a consistent basis, provided that, if reference to “GAAP” is in respect of any financial statements which are prepared in accordance with generally accepted accounting principles of Canada, “GAAP” shall mean generally accepted accounting principles in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time, applied on a consistent basis.

In the Canadian Indenture, the term “GAAP” means generally accepted accounting principles which are in effect from time to time in Canada (or, if we determine to prepare our consolidated financial statements in accordance with generally accepted accounting principles which are in effect from time to time in the United States, such principles).

The term “Indebtedness” means and includes all items of indebtedness which, in accordance with GAAP, would be included in determining total liabilities as shown on the liability side of a balance sheet as at the date as of which Indebtedness is to be determined, but in any event including, without limitation, (1) obligations in respect of indebtedness for Borrowed Money secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed, and (2) guarantees and other contingent obligations in respect of, or any obligations to purchase or otherwise acquire or service, indebtedness of any other Person.

The term “Permitted Encumbrances” means any of the following:

(a)

any Security Interest existing as of the date of the first issuance by us of the Debt Securities issued pursuant to the applicable Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such issuance, including without limitation, any of our outstanding Perpetual 4% Consolidated Debenture Stock, whether issued, pledged or vested in trust;

(b)	any Security Interest in favor of us or any of our wholly-owned Subsidiaries;

(c)

any Security Interest existing on the property of any Person at the time such Person becomes a Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Subsidiary;

(d)

any Security Interest on property of a Person which Security Interest exists at the time such Person is merged into, or amalgamated or consolidated with, us or a Subsidiary, or such property is otherwise acquired by us or a Subsidiary, provided that such Security Interest does not extend to property owned by us or such Subsidiary immediately prior to such merger, amalgamation, consolidation or acquisition;

(e)	any Security Interest already existing on property acquired (including by way of lease) by us or any of our Subsidiaries at the time of such acquisition;

(f)

any Security Interest securing any Indebtedness incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 12 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof;

(g)

any Security Interest in respect of (i) liens for taxes and assessments not at the time overdue or any liens securing workmen’s compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue, we or the Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review with respect to which it shall be entitled to or shall have secured a stay in the enforcement of any such obligations, (ii) any lien for specified taxes and assessments which are overdue but the validity of which is being contested at the time by us or the Subsidiary, as the case may be, in good faith or, only in the case of the Canadian Indenture, payment of which has been provided for by creation of a reserve in an amount in cash sufficient to pay the same in full, (iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease, (iv) any obligations or duties, affecting our property or that of a Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, license or permit and any defects in title to structures or other facilities arising from the fact that such structures or facilities are constructed or installed on lands held by us or the Subsidiary under government permits, leases, licenses or other grants, (v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations and liens or claims incidental to current construction or operations including but not limited to, builders’, mechanics’, laborers’, materialmen’s, warehousemen’s, carrier’s and other similar liens, (vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof, (vii) any Security Interest the validity of which is being contested at the time by us or a Subsidiary in good faith or payment of which has been provided for by creation of a reserve in an amount in cash sufficient to pay the same in full, (viii) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, gas and water mains or electric light and power or telephone conduits, poles, wires and cables) and minor defects, or irregularities of title that, in our opinion, will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by us or the Subsidiary, as the case may be, (ix) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with our operations or the operations of our Subsidiary, as the case may be, (x) any liens and privileges arising out of judgments or awards with respect to which we or the Subsidiary shall be prosecuting an appeal or proceedings for review and with respect to which it shall be entitled to or shall have secured a stay of execution pending such appeal or proceedings for review, and (xi) reservations, limitations, provisos and conditions, if any, expressed in or affecting any grant of real or immoveable property or any interest therein;

(h)	any Security Interest in respect of any Purchase Money Obligation;

(i)

any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (h) inclusive, provided that the principal amount of the Indebtedness secured thereby on the date of such extension, renewal, alteration or replacement is not increased and the Security Interest is limited to the property or other assets which secured the Security Interest so extended, renewed, altered or replaced (plus improvements on such property or other assets or the proceeds thereof); and

(j)

any Security Interest that would otherwise be prohibited (including any extensions, renewals, alterations or replacements thereof) provided that the aggregate Indebtedness outstanding and secured under this clause (j) does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10% of Consolidated Net Tangible Assets.

The term “Person” means any individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

The term “Purchase Money Obligation” means any monetary obligation (including a Capital Lease Obligation) created, assumed or incurred prior to, at the time of, or within 180 days after, the acquisition (including by way of lease), construction or improvement of any real or tangible personal property, for the purpose of financing all or any part of the purchase price or lease payments in respect thereof, provided that the principal amount of such obligation may not exceed the unpaid portion of the purchase price or lease payments, as applicable, and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, thereto or erected or constructed thereon and the proceeds thereof.

The term “Railway Properties” means all main and branch lines of railway located in Canada or the United States, including all real property used as the right of way for such lines.

The term “Railroad Subsidiary” means a Subsidiary whose principal assets are Railway Properties.

The term “Security Interest” means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, but not including any security interest in respect of a lease which is not a Capital Lease Obligation or any encumbrance that may be deemed to arise solely as a result of entering into an agreement not in violation of the terms of the Indentures to sell or otherwise transfer assets or property.

The term “Shareholders’ Equity” means, with respect to any Person, at any date, the aggregate of the dollar amount of outstanding share capital, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any currency translation adjustment, all as set forth in such Person’s most recent annual consolidated balance sheet.

The term “Significant Subsidiary” means a Subsidiary that constitutes a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X under the U.S. Exchange Act, as amended.

The term “Subsidiary” means any corporation or other Person of which there are owned, directly or indirectly, by or for us or by or for any corporation or other Person in like relation to us, Voting Shares or other interests which, in the aggregate, entitle the holders thereof to cast more than 50% of the votes which may be cast by the holders of all outstanding Voting Shares of such first mentioned corporation or other Person for the election of its directors or, in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such Persons) entitle the holders thereof to more than 50% of the income or capital interests (however called) thereon and includes any corporation in like relation to a Subsidiary.

The term “Voting Shares” means shares of capital stock of any class of a corporation and other interests of any other Persons having under all circumstances the right to vote for the election of the directors of such corporation or in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such Persons) income or capital interests (however called), provided that, for the purpose of this definition, shares or other interests which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Description of the Canadian Debt Securities

Form of Canadian Debt Securities

Unless otherwise specified in the applicable prospectus supplement, Canadian Debt Securities of a particular series will be issued only in the form of fully registered global securities (the “Global Securities”) to be held by, or on behalf of, CDS Clearing and Depository Services Inc. (“CDS”), as depositary for its Participants (as defined below), and will be registered in the name of CDS or its nominee. Purchasers of Canadian Debt Securities represented by Global Securities will not receive Canadian Debt Securities in definitive form unless the Company, in its sole discretion, elects to prepare and deliver definitive securities (the “Definitive Securities”) in fully registered form. Furthermore, if CDS notifies the Company that it is unwilling or unable to continue to be depositary in connection with a Global Security, or if CDS ceases to be a clearing agency or otherwise ceases to be eligible to be a depositary, and the Company is unable to find a qualified successor, or if the Company elects, in its sole discretion, to terminate the book-entry system in respect of a Global Security, or if an event of default has occurred and is continuing and Participants acting on behalf of beneficial owners of the Canadian Debt Securities representing in aggregate more than 25% of the aggregate principal amount of the Canadian Debt Securities or any particular series thereof then outstanding advise CDS that the continuation of the book-entry system described below is no longer in their interest, the Company will arrange to have issued and delivered to Participants, on behalf of beneficial owners, Definitive Securities.

Beneficial interests in the Global Securities, constituting ownership of the Canadian Debt Securities, will be represented through book-entry accounts of institutions acting on behalf of beneficial owners, as direct and indirect participants (the “Participants”) of CDS. Each purchaser of a Canadian Debt Security represented by a Global Security will receive a customer confirmation of purchase from the underwriter, investment dealer or agent from which the Canadian Debt Security is purchased in accordance with the practices and procedures of such underwriter, investment dealer or agent. Such practices may vary, but generally customer confirmations are issued promptly following execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in Global Securities.

Transfer of Canadian Debt Securities

Transfer of beneficial ownership of Canadian Debt Securities represented by Global Securities will be effected through records maintained by CDS or its nominee for such Global Securities (with respect to interests of Participants) and through the records of Participants (with respect to interests of persons other than Participants). Unless the Company elects, in its sole discretion, to prepare and deliver Definitive Securities, beneficial owners who are not Participants in CDS’s book-entry system, but who desire to purchase, sell or otherwise transfer ownership of, or other interest in, Global Securities, may do so only through Participants in CDS’s book-entry system.

The ability of a beneficial owner of an interest in a Global Security to pledge or otherwise take action with respect to such owner’s interest in a Global Security (other than through a Participant) may be limited by the unavailability of a certificate registered in such owner’s name.

Payment of Principal, Premium and Interest

Payments of interest (if any) on, principal of and premium (if any) on, each Global Security will be made by the Company to CDS or its nominee, as the case may be, as registered holder of the Global Security. So long as CDS or its nominee is the registered holder of a Global Security, CDS or its nominee, as the case may be, will be considered to be the sole owner of the Global Security for the purpose of receiving payments of interest (if any) on, principal of and premium (if any) on, such Global Security and for all other purposes under such Global Security. The record date for the payment of interest, if any, will be the fifth business day prior to the applicable interest payment date.

The Company understands that CDS or its nominee, upon receipt of any payment of interest, if any, or principal and premium, if any, in respect of a Global Security, will credit Participants’ accounts, on the date interest, if any, or principal and premium, if any, is paid, with payments in amounts proportionate to their respective interests in the principal amount of such Global Security as shown on the records of CDS or its nominee. The Company also understands that payments of interest, if any, or principal and premium, if any, by Participants to the beneficial owners in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such Participants. The responsibility and liability of the Company in respect of payments on Global Securities are limited solely and exclusively, while the Canadian Debt Securities are in Global Security form, to making payment of interest, if any, and principal and premium, if any, due on such Global Security to CDS or its nominee. The Company will not have any responsibility or liability for any aspect of the records relating to beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

If the due date for payment of interest (if any) on, principal of or premium (if any) on, any Canadian Debt Security is not, at the place of payment, a business day, such payment will be made on the next business day and the holder of such Canadian Debt Security will not be entitled to any further interest or other payment in respect of such delay.

Open Market Purchases

The Company will have the right at any time and from time to time when it is not in default under the Canadian Indenture to purchase Canadian Debt Securities in the market, by tender or by private contract at any price.

Events of Default and Waiver

Unless otherwise specified in the applicable prospectus supplement, the following are events of default under the Canadian Indenture in relation to a series of Canadian Debt Securities issued thereunder:

(a)	default in payment of principal of or premium (if any) on Canadian Debt Securities of that series when the same becomes due and any such default shall have continued for a period of two business days;

(b)

default in payment of any interest due on Canadian Debt Securities of that series or of any sinking fund payment due in respect of Canadian Debt Securities of that series and such default shall have continued for a period of 30 days;

(c)

default in the observance of the covenant described under “– Negative Pledge” for a period of 30 days after notice in writing has been given by the Canadian Trustee to the Company specifying such default and requiring the Company to put an end to the same;

(d)	certain events of bankruptcy, insolvency or analogous proceedings with respect to the Company;

(e)

Indebtedness for Borrowed Money of the Company in excess of the greater of $100,000,000 and 2% of the Shareholders’ Equity of the Company, in the aggregate at the time of default is declared to be payable before the stated maturity thereof by reason of default or is not repaid at maturity (or by the expiry of any applicable grace period or period of waiver if longer) or any guarantee given by the Company of any Indebtedness for Borrowed Money in excess of the greater of $100,000,000 and 2% of the Shareholders’ Equity of the Company, is not honoured when due and called upon; or

(f)

the Company neglects to carry out or observe any other covenant or condition in the Canadian Indenture on its part to be observed or performed and, notice in writing having been given by the Canadian Trustee to the Company to put an end to the same, the Company shall fail to make good such default within a period of 90 days after the giving to it of such notice, unless the Canadian Trustee (having regard to the subject matter of such neglect or non-observance) shall have agreed to a longer period and, in such latter event, within the period agreed to by the Canadian Trustee.

If an event of default has occurred under the Canadian Indenture and is continuing, the Canadian Trustee may, in its discretion, and shall upon the request in writing of the holders of at least 25% of the aggregate principal amount of Canadian Debt Securities of the applicable series issued and outstanding under the Canadian Indenture, subject to any waiver of default under the Canadian Indenture, by notice in writing to the Company declare the principal and accrued interest, if any, and premium, if any, on all Canadian Debt Securities of the applicable series then outstanding under the Canadian Indenture and other money payable thereunder to be due and payable.

If an event of default has occurred under the Canadian Indenture, the holders of not less than 66 2⁄3% of the principal amount of the Canadian Debt Securities affected by the event of default then outstanding (or 100% in the case of a continuing failure to make payment of principal) shall have the power, under the Canadian Indenture, by resolution in writing, to instruct the Canadian Trustee to waive such default.

Right of Canadian Trustee to Enforce Payment

If, following a declaration made by the Canadian Trustee as set forth under “Events of Default and Waiver” above, the Company fails to pay to the Canadian Trustee on demand the principal of and premium, if any, and interest, if any, and any other amounts due under the Canadian Indenture on any series of Canadian Debt Securities then outstanding under the Canadian Indenture, the Canadian Trustee shall, upon the request in writing of: (i) in respect of a particular series of Canadian Debt Securities, the holders of not less than 25% of the aggregate principal amount of the Canadian Debt Securities of such series, or (ii) in respect of all Canadian Debt

Securities, the holders of not less than 25% of the aggregate principal amount of all Canadian Debt Securities outstanding under the Canadian Indenture, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Canadian Trustee to obtain or enforce payment of the principal and premium, if any, and interest, if any, on such Canadian Debt Securities of that series thereunder, together with any other amounts due under the Canadian Indenture, by any remedy or proceeding authorized by the Canadian Indenture or by law or equity as the Canadian Trustee shall have been directed by holders of Canadian Debt Securities or, failing such direction, as the Canadian Trustee shall deem expedient.

Holders of Canadian Debt Securities issued under the Canadian Indenture may not institute any action, suit or proceeding or exercise any other remedy authorized by the Canadian Indenture, including an action to enforce the Canadian Indenture or Canadian Debt Securities, except as provided in the Canadian Indenture.

Consolidation, Merger, Amalgamation and Sale of Assets

The Company shall not enter into any transaction (whether by way of consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its assets would become the property of any other Person (any such Person being referred to as a “Successor”) unless (a) the Successor shall, prior to or contemporaneously with the consummation of that transaction, execute those instruments, which may include a supplemental indenture, and do those things, if any, as shall be necessary or advisable to establish that upon the consummation of that transaction (i) the Successor will have assumed all of the covenants and obligations of the Company under the Canadian Indenture in respect of the Canadian Debt Securities of every series, and (ii) the Canadian Debt Securities of every series will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of holders of Canadian Debt Securities under the Canadian Indenture; (b) the Successor is a corporation, company, partnership or trust organized and validly existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia; and (c) immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing.

Modification

The Canadian Indenture provides that supplemental indentures containing modifications and alterations thereto may be made by the Company when authorized by a resolution of its board of directors: (i) to add covenants to protect holders of Canadian Debt Securities; to provide for additional events of default; to provide for an issue of Canadian Debt Securities in one or more series; to evidence the succession, or successive successions, of successor to CP; to give effect to a resolution of holders of Canadian Debt Securities; and to add limitations or restrictions to be observed upon the amount or issue of Canadian Debt Securities thereunder, provided such limitations or restrictions shall not be prejudicial to the interests of holders of the Canadian Debt Securities; or (ii) to make such provision not inconsistent with the Canadian Indenture with respect to questions or matters arising under the Canadian Indenture including the making of any modifications to the form of Canadian Debt Securities which do not affect the substance thereof, provided that such provisions and modifications shall not be prejudicial to the interest of holders of Canadian Debt Securities thereunder.

The Canadian Indenture also provides that the holders of Canadian Debt Securities shall have the power to modify the rights of the holders under the Canadian Indenture. For that purpose, among others, the Canadian Indenture contains provisions to render binding on all holders of Canadian Debt Securities resolutions passed by the affirmative votes of the holders of not less than 66 2⁄3% of the aggregate principal amount of Canadian Debt Securities who are present in person or represented by proxy at a duly convened meeting or instruments in writing signed by holders of not less than 66 2⁄3% of the principal amount of outstanding Canadian Debt Securities (“Extraordinary Resolutions”). The quorum for meetings of holders of Canadian Debt Securities at which such an Extraordinary Resolution will be considered shall be holders representing at least 51% of the principal amount of Canadian Debt Securities then outstanding entitled to vote thereon provided that, at any adjourned meeting, the holders of Canadian Debt Securities present in person or represented by proxy shall form a quorum whether or not such holders represent at least 51% of the principal amount of outstanding Canadian Debt Securities. If the rights of holders of Canadian Debt Securities of one or more series are especially affected, then the modification requires assent by the holders of Canadian Debt Securities of the especially affected series and, in certain cases, only requires the assent by holders of the particular affected series.

Description of the U.S. Debt Securities

U.S. Debt Securities in Global Form

Unless otherwise indicated in the applicable prospectus supplement, U.S. Debt Securities of a particular series will be issued in the form of one or more “global securities” which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for U.S. Securities in definitive form, a global security may not be transferred except as a whole by the depositary for a global security to a nominee of that depositary, by a nominee of that depositary to that depositary or another nominee of that depositary or by that depositary or any nominee of that depositary to a successor of that depositary or a nominee of a successor of that depositary.

The specific terms of the depositary arrangement with respect to any portion of a particular series of U.S. Securities to be represented by a global security will be described in the prospectus supplement relating to that series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the U.S. Securities represented by that global security to the accounts of those persons having accounts with that depositary or its nominee (“participants”) as shall be designated by the underwriters, investment dealers or agents participating in the distribution of those U.S. Securities or by us if those U.S. Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of the ownership of those beneficial interests will be effected only through, records maintained by the depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. These depositary arrangements and these laws may impair the ability to transfer beneficial interests in a global security.

So long as the depositary for a global security or its nominee is the registered owner thereof, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the U.S. Securities represented by that global security for all purposes under the U.S. Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have U.S. Securities of the series represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of U.S. Securities of that series in definitive form and will not be considered the owners or holders of those U.S. Securities under the U.S. Indenture.

Principal, premium, if any, and interest payments on a global security registered in the name of a depositary or its nominee will be made to that depositary or nominee, as the case may be, as the registered owner of that global security. None of us, the U.S. Trustee or any paying agent for U.S. Securities of the series represented by that global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in that global security or for maintaining, supervising or reviewing any records relating to those beneficial interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global security as shown on the records of that depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in that global security held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of those participants.

If the depositary for a global security representing U.S. Securities of a particular series is at any time unwilling or unable to continue as depositary, or if the depositary is no longer eligible to continue as depositary, and a successor depositary is not appointed by us within 90 days, or if an Event of Default described in clauses (a) or (b) of the first sentence under “Events of Default” below with respect to a particular series of U.S. Securities has occurred and is continuing, we will issue securities of that series in definitive form in exchange for that global security. In addition, we may at any time and in our sole discretion determine not to have the U.S. Securities of a particular series represented by one or more global securities and, in that event, will issue securities of that series in definitive form in exchange for all of the global securities representing securities of that series.

U.S. Debt Securities in Definitive Form

If indicated in the applicable prospectus supplement, the U.S. Securities may be issued in fully registered form without coupons and in denominations of US$1,000 or any integral multiple thereof. U.S. Securities may be presented for exchange and U.S. Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the U.S. Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. We have appointed the U.S. Trustee as Security Registrar. U.S. Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and any premium and interest on U.S. Securities (other than a global security) will be made at the office or agency of the U.S. Trustee at 150 East 42nd Street, 40th Floor, New York, New York, 10017, except that, at our option, payment of any interest may be made (a) by cheque mailed to the address of the Person entitled thereto as that Person’s address will appear in the Security Register or (b) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

Consolidation, Merger, Amalgamation and Sale of Assets

We shall not enter into any transaction (whether by way of consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of our assets would become the property of any other Person (the “Successor”) unless (a) we and the Successor shall, prior to or contemporaneously with the consummation of that transaction, execute those instruments, which may include a supplemental indenture, and do those things, if any, as shall be necessary or advisable to establish that upon the consummation of that transaction (i) the Successor will have assumed all of our covenants and obligations under the U.S. Indenture in respect of the U.S. Securities of every series, and (ii) the U.S. Securities of every series will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor Corporation, to all the rights of holders of U.S. Securities under the U.S. Indenture; (b) the Successor is a corporation, company, partnership, or trust organized and validly existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia; (c) we deliver to the U.S. Trustee an officers’ certificate and an opinion of counsel, each stating that the transaction and any supplemental indenture comply with the U.S. Indenture and all conditions precedent contained in the U.S. Indenture relating to such transaction have been complied with; and (d) immediately before and after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

Provision of Financial Information

We will file with the U.S. Trustee, within 15 days after CPRL is required to file them with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which CPRL may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the U.S. Exchange Act. Or if CPRL is not required to file information, documents or reports pursuant to either of Section 13 or Section 15(d), then we will file with the U.S. Trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the U.S. Exchange Act in respect of a U.S. debt security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations.

Events of Default

The occurrence of any of the following events with respect to the U.S. Securities of any series will constitute an “Event of Default” with respect to the U.S. Securities of that series:

(a)	default by us in payment of the principal of any of the U.S. Securities of that series when the same becomes due under any provision of the U.S. Indenture or of those U.S. Securities;

(b)	default by us in payment of any interest due on any of the U.S. Securities of that series and continuance of that default for a period of 30 days;

(c)

default by us in observing or performing any other of our covenants or conditions contained in the U.S. Indenture or in the U.S. Securities of that series and continuance of that default for a period of 60 days after written notice as provided in the U.S. Indenture;

(d)

default by us or any Subsidiary in payment of the principal of, premium, if any, or interest on any Indebtedness having an outstanding principal amount in excess of the greater of $150 million and 2% of our Shareholders’ Equity in the aggregate at the time of default or default in the performance of any other covenant of ours or any Subsidiary contained in any instrument under which that Indebtedness is created or issued and the holders thereof, or a trustee, if any, for those holders, declare that Indebtedness to be due and payable prior to the stated maturities of that Indebtedness (“accelerated Indebtedness”), and such acceleration shall not be rescinded or annulled, or such default under such instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such Indebtedness, provided that (i) if such accelerated Indebtedness is the result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times and on the conditions set forth in such instrument, it will not be considered an Event of Default under this clause (d) until 30 days after such acceleration, or (ii) if such accelerated Indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated Indebtedness is, by its terms, non-recourse to us or the Railroad Subsidiaries, it shall not be considered an Event of Default; or (B) if such accelerated Indebtedness is recourse to us or the Railroad Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default shall be applicable together with an additional seven days before being considered an Event of Default;

(e)	certain events of bankruptcy, insolvency, winding up, liquidation or dissolution relating to us or any Significant Subsidiary as provided in the U.S. Indenture; or

(f)	any other event of default provided with respect to that series.

If an Event of Default described in clause (a) or (b) above occurs and is continuing with respect to U.S. Securities of any series, unless the principal of all of the U.S. Securities of that series shall have already become due and payable, the U.S. Trustee shall upon request in writing made by the holders of not less than 25% in aggregate principal amount of the U.S. Securities of that series then outstanding, declare the principal of (and premium, if any, on) all the U.S. Securities of that series then outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the U.S. Indenture in respect of those U.S. Securities to be due and payable immediately on demand. If an Event of Default described in clause (c) or (f) above occurs and is continuing with respect to the U.S. Securities of one or more series, unless the principal of all of the U.S. Securities of the affected series shall have already become due and payable, the U.S. Trustee shall upon request in writing made by the holders of not less than 25% in aggregate principal amount of the U.S. Securities of all such affected series then outstanding (voting as one class), declare the principal of (and premium, if any, on) all the U.S. Securities of all the affected series then outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the U.S. Indenture in respect of those U.S. Securities to be due and payable immediately on demand. If an Event of Default described in clause (d) or (e) above occurs and is continuing, unless the principal of all U.S. Securities then outstanding shall have already become due and payable, the U.S. Trustee shall upon request in writing made by the holders of not less than 25% in aggregate principal amount of all the U.S. Securities then outstanding (voting as one class), declare the principal of (and premium, if any, on) all the U.S. Securities then outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the U.S. Indenture in respect of those U.S. Securities to be due and payable immediately on demand. Upon certain conditions, any declaration of this kind may be cancelled if all Events of Default with respect to the U.S. Securities of all those affected series then outstanding shall have been cured or waived as provided in the U.S. Indenture by the holders of not less than a majority in aggregate principal amount of the U.S. Securities of the affected series then outstanding (voting as one class, except in the case of Events of Default described in clauses (a) and (b) of the first sentence of the preceding paragraph, as to which each series so affected will vote as a separate class). See “Modification and Waiver” below.

Reference is made to the applicable prospectus supplement or supplements relating to any series of original issue discount U.S. Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

The U.S. Indenture provides that the U.S. Trustee will be under no obligation to exercise any of its rights or powers under the U.S. Indenture at the request or direction of the holders, unless those holders shall have provided to the U.S. Trustee indemnity satisfactory to it, acting reasonably. Subject to those provisions for indemnity and certain other limitations contained in the U.S. Indenture, the holders of a majority in aggregate principal amount of the U.S. Securities of all affected series then outstanding (voting as one class) will have the right to sanction or direct the time, method and place of conducting any proceeding for any remedy available to the U.S. Trustee, or exercising any trust or power conferred on the U.S. Trustee, with respect to the U.S. Securities of those affected series.

The U.S. Indenture provides that no holder of the U.S. Securities of any series will have any right to institute any proceeding with respect to the U.S. Indenture or for any remedy thereunder, unless (a) that holder shall have previously given to the U.S. Trustee written notice of a continuing Event of Default with respect to the U.S. Securities of that series, (b) the holders of not less than 25% in aggregate principal amount of the U.S. Securities of that series (or in the case of an Event of Default relating to bankruptcy or insolvency, the holders of not less than 25% in principal amount of all affected series then outstanding (voting as one class)) shall have made written request to the U.S. Trustee to institute a proceeding in its own name as trustee under the U.S. Indenture, (c) that holder offered to the U.S. Trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby in compliance with such request, (d) the U.S. Trustee failed to institute a proceeding within 60 days after that notice, request and offer of indemnity and (e) no direction inconsistent with that written request was been given to the U.S. Trustee during the 60 day period following notice by holders of not less than a majority in aggregate principal amount of the U.S. Securities of that series or, if applicable, of all the affected series then outstanding (voting as one class). However, the holder of any U.S. Security will have an absolute right to receive payment of the principal of and any premium and interest on that U.S. Security on or after the due dates expressed in that U.S. Security and to institute suit for the enforcement of any of these payments. The U.S. Indenture requires us to furnish to the U.S. Trustee annually an officers’ certificate as to our compliance with certain covenants, conditions or other requirements contained in the U.S. Indenture and as to any non-compliance therewith.

The U.S. Indenture provides that the U.S. Trustee may withhold notice to the holders of the U.S. Securities of one or more series of any default affecting those series (except defaults as to payment of principal or interest) if the U.S. Trustee, in good faith, considers that withholding to be in the best interests of the holders of the U.S. Securities of those series.

Additional Amounts

All payments made by us under or with respect to the U.S. Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Canadian Taxes”), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the U.S. Securities, we will pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount the holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a holder (such holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

(a)	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(b)

which is subject to such Canadian Taxes by reason of the holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of U.S. Securities or the receipt of payments thereunder;

(c)

which is subject to such Canadian Taxes by reason of the holder’s failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;

(d)

by reason of such holder or beneficial owner being a “specified shareholder” (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of us at the time of payment or deemed payment, or by reason of such holder or beneficial owner not dealing at arm’s length for the purposes of the Income Tax Act (Canada) with a “specified shareholder” of us at the time of payment or deemed payment; or

(e)

if the holder or beneficial owner of, or person ultimately entitled to obtain any interest in, the U.S. Securities is not the sole beneficial owner of such payments, or is a fiduciary or partnership, to the extent that any beneficial owner, beneficiary or settlor with respect to such fiduciary or any partner or member of such partnership would not have been entitled to such Additional Amounts with respect to such payments had such beneficial owner, beneficiary, settlor, partner or member received directly its beneficial or distributive share of such payments.

We will also:

(a)	make such withholding or deduction; and

(b)	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the U.S. Trustee and the holders of the U.S. Securities, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will indemnify and hold harmless each holder (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of:

(a)	any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the U.S. Securities;

(b)	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

(c)	any Canadian Taxes imposed with respect to any reimbursement under clause (a) or (b) above, but excluding any such Canadian Taxes on such holder’s net income.

Wherever in the U.S. Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a U.S. Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

In any event, no Additional Amounts or indemnity will be payable with respect to taxes imposed directly or indirectly under FATCA and no Additional Amounts or indemnity will be payable in excess of the Additional Amounts or indemnity which would be required if the holder of the U.S. Security was a resident of the United States for purposes of, and entitled to claim the benefits under, the Canada-United States Income Tax Convention (1980), as amended.

Tax Redemption

Subject to certain conditions, the U.S. Securities will be subject to redemption in whole, but not in part, at our option, at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event we determine that there is more than an insubstantial risk that we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the U.S. Securities, any Additional Amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of the prospectus and prospectus supplement under which the U.S. Securities offered and sold.

Modification and Waiver

The U.S. Indenture permits us and the U.S. Trustee to enter into supplemental indentures without the consent of the holders of the U.S. Securities to, among other things: (a) secure the U.S. Securities of one or more series, (b) evidence the assumption by the Successor of our covenants and obligations, under the U.S. Indenture and the U.S. Securities then outstanding, (c) add covenants or Events of Default for the benefit of the holders of one or more series of the U.S. Securities or surrender any right or power conferred upon us by the U.S. Indenture, (d) cure any ambiguity or correct or supplement any defective provision in the U.S. Indenture which correction will not be prejudicial to the interests of the holders of the U.S. Securities in any material respect, (e) establish the form and terms of the U.S. Securities of any series, (f) evidence the acceptance of appointment by a successor U.S. Trustee, and (g) make any other modifications which will not be prejudicial to the interests of the holders of the U.S. Securities in any material respect.

The U.S. Indenture also permits us and the U.S. Trustee, with the consent of the holders of a majority in aggregate principal amount of the U.S. Securities of each series then outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the U.S. Indenture or modify in any manner the rights of the holders of the U.S. Securities of each such affected series; provided, however, that we and the U.S. Trustee may not, among other things, without the consent of all holders of the U.S. Securities then outstanding and affected thereby: (a) change the stated maturity of the principal amount of, or any installment of the principal of or the interest on, that U.S. Security; (b) reduce the principal amount of or the rate of interest on or any premium payable upon the redemption of that U.S. Security; (c) reduce the amount of principal of an original issue discount U.S. Security payable upon acceleration of the maturity thereof; (d) change the place or currency of payment of the principal of or any premium or interest on that U.S. Security; (e) impair the right to institute suit for the enforcement of payment of this kind with respect to that U.S. Security on or after the stated maturity thereof; or (f) reduce the percentage in principal amount of the outstanding U.S. Securities of the affected series, the consent of whose holders is required for modification or amendment of the U.S. Indenture, or for any waiver with respect to compliance with certain provisions of the U.S. Indenture or certain Events of Default and their consequences provided for in the U.S Indenture.

The holders of a majority in aggregate principal amount of the U.S. Securities of all series at the time outstanding with respect to which a default or breach or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the holders of all such affected U.S. Securities waive any past default or breach or Event of Default and its consequences, except a default in the payment of the principal of or premium or interest on any U.S. Security of any of those series or an Event of Default in respect of a covenant or provision of the U.S. Indenture or of any U.S. Security which cannot be modified or amended without the consent of all holders of all outstanding U.S. Securities of any series affected.

Defeasance

The U.S. Indenture provides that, at our option, we will be discharged from any and all obligations with respect to the U.S. Securities of any series (except for certain obligations to execute and deliver definitive U.S. Securities of that series, to register the transfer or exchange of the U.S. Securities of that series, to replace mutilated, destroyed, lost or stolen U.S. Securities of that series, to maintain paying agencies, to compensate and indemnify the U.S. Trustee and to maintain the trust described below) (hereinafter called a “defeasance”) upon the irrevocable deposit with the U.S. Trustee, in trust, of money, and/or securities of the government which issued the currency in which the U.S. Securities of that series are payable or securities backed by the full faith and credit of that government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay all the principal of and any premium and interest on the U.S. Securities of that series on the stated maturity of those payments in accordance with the terms of the U.S. Securities of that series. Such a defeasance may be effected only if, among other things, (a) we have delivered to the U.S. Trustee an opinion of counsel (who may be our independent counsel) stating that we have received from, or there has been published by, the U.S. Internal Revenue Service (the “IRS”) a ruling or there has been a change in the applicable laws or regulations, in either case to the effect that the holders of the U.S. Securities of that series should not recognize income, gain or loss for United States federal income tax purposes as a result of that defeasance and should be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred, and (b) we have delivered to the U.S. Trustee an opinion of counsel in Canada (who may be our independent counsel) or a ruling from the Canada Revenue Agency to the effect that the holders of the U.S. Securities of that series should not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that defeasance and should be subject to Canadian federal or provincial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the U.S. Securities include holders who are not resident in Canada). In addition, we may obtain a discharge of the U.S. Indenture with respect to the U.S. Securities of all series issued under the U.S. Indenture by depositing with the U.S. Trustee, in trust, an amount of money and government securities as shall be sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay, at stated maturity or upon redemption, all of those U.S. Securities, provided that those U.S. Securities are by their terms to become due and payable within one year or are to be called for redemption within one year.

The U.S. Indenture also provides that we may omit to comply with the restrictive covenants described under the caption “Negative Pledge” and certain other covenants and no Event of Default shall arise with respect to the U.S. Securities of that series by reason of this failure to comply (hereinafter called a “covenant defeasance”), upon the irrevocable deposit with the U.S. Trustee, in trust, of money and/or securities of the government which issued the currency in which the U.S. Securities of that series are payable or securities backed by the full faith and credit of that government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay all the principal of and any premium and interest on the U.S. Securities of that series on the stated maturity of those payments in accordance with the terms of the U.S. Securities of that series. Our other obligations with respect to the U.S. Securities of that series would remain in full force and effect. A covenant defeasance may be effected only if, among other things, (a) we have delivered to the U.S. Trustee an opinion of counsel (who may be our independent counsel) to the effect that the holders of U.S. Securities of that series should not recognize income, gain or loss for United States federal income tax purposes as a result of the covenant defeasance and should be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred, and (b) we have delivered to the U.S. Trustee an opinion of counsel in Canada (who may be our independent counsel) or a ruling from the Canada Revenue Agency to the effect that the holders of the U.S. Securities of that series should not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that defeasance and should be subject to Canadian federal or provincial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the U.S. Securities include holders who are not resident in Canada).

In the event that we exercise our option to effect a covenant defeasance with respect to the U.S. Securities of any series and the U.S. Securities of that series are thereafter declared due and payable because of the occurrence of an Event of Default, the amount of money and securities on deposit with the U.S. Trustee would be sufficient to pay the amounts due on the U.S. Securities of that series at their respective stated maturities, but may not be sufficient to pay the amounts due on the U.S. Securities of that series at the time of the acceleration resulting from that Event of Default. However, we would remain liable for this deficiency.

Consent to Service

We have designated CT Corporation System, 28 Liberty Street, New York, New York, 10005 as our authorized agent for service of process in the United States in any action, suit or proceeding arising out of or relating to the U.S. Indenture or the U.S. Securities and for actions brought under federal or state securities law in any federal or state court located in the Borough of Manhattan, New York, New York and irrevocably submit to the non-exclusive jurisdiction of any such court.

Governing Law

The U.S. Indenture is, and the U.S. Securities will be, governed by and construed in accordance with the laws of the State of New York.

PLAN OF DISTRIBUTION

We may sell Debt Securities: (i) to underwriters purchasing as principal; (ii) directly to one or more purchasers in accordance with applicable securities laws; or (iii) through agents. The Debt Securities may be sold at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of the Debt Securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Debt Securities.

The prospectus supplement relating to each offering of Debt Securities will set forth the terms of the offering of those Debt Securities and the related guarantees by CPRL, including the name or names of any underwriters or agents, the purchase price of the Debt Securities, the proceeds to us, any underwriters’ or agents’ fees or other compensation, any public offering price, and any discounts or concessions allowed or re-allowed or paid. Only underwriters or agents named in the relevant prospectus supplement are deemed to be underwriters or agents in connection with the Debt Securities offered by that prospectus supplement.

If underwriters purchase Debt Securities as principal, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase those Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities offered by the prospectus supplement if any of such Debt Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

The Debt Securities may also be sold directly by us at prices and upon terms agreed to by the purchaser and us or through agents designated by us from time to time. Any agent involved in the offering and sale of the Debt Securities pursuant to a particular prospectus supplement will be named, and any commissions payable by us to that agent will be set forth, in such prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent would be acting on a reasonable commercial efforts basis for the period of its appointment.

We may agree to pay the underwriters a commission for various services relating to the issue and sale of any Debt Securities offered by this prospectus. Any such commission will be paid out of general funds. Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Each series of the Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in an applicable prospectus supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any securities exchange or on any automated dealer quotation system. Some broker-dealers may make a market in the Debt Securities, but they will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debt Securities of any series or that an active public market for the Debt Securities of any series will develop. If an active public trading market for the Debt Securities of any series does not develop, the market price and liquidity of such series of Debt Securities may be adversely affected.

The prospectus supplement will set forth the intention of any underwriters or agents who participate in the distribution of the Debt Securities to over-allot or effect transactions which stabilize the Debt Securities’ price at a higher level than that which might exist in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

EARNINGS COVERAGE

Information regarding earnings coverage ratios will be provided in the applicable prospectus supplement relating to the offering of Debt Securities, as required by applicable securities laws.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe the material Canadian federal income tax consequences to investors of purchasing, owning and disposing of Debt Securities, including, in the case of an investor who is not a resident of Canada, whether payments of principal, premium, if any, and interest will be subject to Canadian non- resident withholding tax.

The applicable prospectus supplement will also describe certain U.S. federal income tax consequences of the purchase, ownership and disposition of the Debt Securities by an investor who is a United States person, including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, backup withholding and the foreign tax credit, and any consequences relating to Debt Securities payable in a currency other than U.S. dollars, issued at an original discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in CPRL’s 2020 Annual Report on Form 10-K, 2020 MD&A and 2021 Interim MD&A which risk factors are incorporated herein by reference.

Prospective purchasers of the Debt Securities should consider carefully the risk factors set forth below and those incorporated by reference as well as the other information contained in and incorporated by reference into this prospectus and contained in the applicable prospectus supplement before purchasing the Debt Securities offered hereby. If any event arising from these risks occurs, our or CPRL’s business, prospects, financial condition, results of operations or cash flows, or your investment in the Debt Securities could be materially adversely affected.

Additional Risks Related to the Debt Securities

There can be no assurance as to the liquidity of the trading market for the Debt Securities or that a trading market for the Debt Securities will develop.

There is no public market for the Debt Securities and, unless otherwise specified in the applicable prospectus supplement, we do not intend to apply for listing of the Debt Securities on any securities exchanges. If the Debt Securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the Debt Securities or that a trading market for the Debt Securities will develop.

Credit ratings may not reflect all risks of an investment in the Debt Securities and may change.

Credit ratings may not reflect all risks associated with an investment in the Debt Securities. Any credit ratings applied to the Debt Securities will be an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Debt Securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Debt Securities. There is no assurance that any credit rating assigned to the Debt Securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the value of the Debt Securities to decline.

Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Debt Securities denominated or payable in foreign currencies may entail foreign currencies risk.

Debt Securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

The Debt Securities and guarantee will be structurally subordinated to certain indebtedness of our and CPRL’s corporate and partnership subsidiaries.

Unless otherwise provided with respect to a series of Debt Securities, the Debt Securities will be our unsubordinated and unsecured obligation and will rank equally with all of our other unsecured, unsubordinated obligations. We conduct a substantial portion of our business through corporate and partnership subsidiaries. Our obligations under the Debt Securities will be structurally subordinate to all existing and future indebtedness and liabilities, including trade payables, of any of our corporate and partnership subsidiaries.

The guarantee will be CPRL’s unsubordinated and unsecured obligation and, unless otherwise provided with respect to a series of Debt Securities, will rank equally with all of CPRL’s other unsecured, unsubordinated obligations. CPRL conducts a substantial portion of its business through corporate and partnership subsidiaries. CPRL’s obligations under the guarantee will be structurally subordinate to all existing and future indebtedness and liabilities, including trade payables, of any of CPRL’s corporate and partnership subsidiaries.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement relating to a series of Debt Securities, certain legal matters relating to Canadian law will be passed upon for us and CPRL by Bennett Jones LLP, Calgary, Alberta, and certain legal matters relating to United States law will be passed upon for us and CPRL by Sullivan & Cromwell LLP, New York, New York.

ENFORCEABILITY OF CIVIL LIABILITIES

We and CPRL are incorporated and governed by the laws of Canada. A substantial portion of our and CPRL’s assets are located outside the United States and some or all of the directors and officers and some or all of the experts named herein are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon us and CPRL and upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon our and CPRL’s civil liability and the civil liability of our and CPRL’s directors, officers or experts.

EXPERTS

The consolidated financial statements and the related financial statement schedule, incorporated in this prospectus by reference from CPRL’s 2020 Annual Report on Form 10-K, and the effectiveness of CPRL’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

In connection with the audit of CPRL’s annual financial statements for the year ended December 31, 2020, Deloitte LLP, the auditors of CPRL, is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of Deloitte LLP; powers of attorney from our directors and officers; powers of attorney from CPRL’s directors and officers; the Canadian Indenture; the U.S. Indenture; and the statement of eligibility of the U.S. Trustee on Form T-1. The Form F-X of the Company and CPRL and the Form F-X of Computershare Trust Company of Canada have also separately been filed with the SEC.

CERTIFICATE OF CANADIAN PACIFIC RAILWAY COMPANY

Dated: June 28, 2021

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each province of Canada.

(signed) “Keith Creel” President and Chief Executive Officer	(signed) “Nadeem Velani” Executive Vice-President and Chief Financial Officer

On Behalf of the Board of Directors

(signed) “Isabelle Courville” Director	(signed) “Jane L. Peverett” Director

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CERTIFICATE OF THE GUARANTOR

Dated: June 28, 2021

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each province of Canada.

CANADIAN PACIFIC RAILWAY LIMITED

(signed) “Keith Creel” President and Chief Executive Officer	(signed) “Nadeem Velani” Executive Vice-President and Chief Financial Officer

On Behalf of the Board of Directors of CANADIAN PACIFIC RAILWAY LIMITED

(signed) “Isabelle Courville” Director	(signed) “Jane L. Peverett” Director

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US$6,700,0000,000

CANADIAN PACIFIC RAILWAY COMPANY

US$1,500,000,000 1.350% Notes due 2024

US$1,000,000,000 1.750% Notes due 2026

US$1,400,000,000 2.450% Notes due 2031

US$1,000,000,000 3.000% Notes due 2041

US$1,800,000,000 3.100% Notes due 2051

PROSPECTUS SUPPLEMENT

November 17, 2021

Joint Book-Running Managers

BMO Capital Markets	Goldman Sachs & Co. LLC

Co-Managers

Barclays

(Joint Bookrunner on the 2041 Notes and 2051 Notes)

CIBC Capital Markets

(Joint Bookrunner on the 2024 Notes and 2026 Notes)

HSBC

(Joint Bookrunner on the 2024 Notes and 2031 Notes)

Scotiabank

(Joint Bookrunner on the 2026 Notes and 2031 Notes)

Wells Fargo Securities

(Joint Bookrunner on the 2041 Notes and 2051 Notes)

MUFG

ATB Capital Markets

Desjardins Capital Markets

SMBC Nikko